     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 4, 1997

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                         ------------------------------

                       COMPLETE BUSINESS SOLUTIONS, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                                    MICHIGAN
                          (State or Other Jurisdiction
                       of Incorporation or Organization)
                                      7371
                          (Primary Standard Industrial
                          Classification Code Number)
                                   38-2606945
                                (I.R.S. Employer
                              Identification No.)

                          32605 WEST TWELVE MILE ROAD
                                   SUITE 250
                        FARMINGTON HILLS, MICHIGAN 48334
                                 (248) 488-2088
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                        Registrant's Executive Offices)
                         ------------------------------

                             RAJENDRA B. VATTIKUTI
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       COMPLETE BUSINESS SOLUTIONS, INC.
                          32605 WEST TWELVE MILE ROAD
                                   SUITE 250
                        FARMINGTON HILLS, MICHIGAN 48334
                                 (248) 488-2088
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                         ------------------------------

                                With Copies to:

                               ARTHUR DUDLEY, II
                                JUSTIN G. KLIMKO
                                  Butzel Long
                          150 W. Jefferson, Suite 900
                             Detroit, MI 48226-4430
                                 (313) 225-7000
                               DOUGLAS R. NEWKIRK
                               J. TODD ARKEBAUER
                            Sachnoff & Weaver, Ltd.
                       30 South Wacker Drive, 29th Floor
                               Chicago, IL 60606
                                 (312) 207-1000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), check the following box. [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 434, please check the following box. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

=======================================================================================================================
                                                                       PROPOSED           PROPOSED            AMOUNT
                                                      AMOUNT           MAXIMUM             MAXIMUM              OF
            TITLE OF EACH CLASS OF                     TO BE        OFFERING PRICE        AGGREGATE        REGISTRATION
          SECURITIES TO BE REGISTERED              REGISTERED(1)     PER SHARE(2)     OFFERING PRICE(2)        FEE
-----------------------------------------------------------------------------------------------------------------------
Common Stock, no par value.....................      2,587,500         27$3/8            $70,832,812         $21,464
=======================================================================================================================

(1) Includes 337,500 shares that are subject to an over-allotment option granted to the Underwriters.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 on the basis of the average high and low prices of the Common Stock on the Nasdaq National Market on July 31, 1997.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION
     OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED AUGUST 4, 1997

PROSPECTUS
          , 1997

                                2,250,000 SHARES

                                   CBSI LOGO
                                  COMMON STOCK

     Of the 2,250,000 shares of Common Stock being offered hereby, 1,250,000 shares are being sold by Complete Business Solutions, Inc. ("CBSI" or the "Company") and 1,000,000 shares are being sold by the Selling Shareholders. See "Principal and Selling Shareholders." The Company will not receive any part of the proceeds from the sale of shares by the Selling Shareholders.

     The Common Stock is traded on the Nasdaq National Market under the symbol "CBSL." On July 31, 1997, the last reported sale price of the Common Stock was $27 1/2 per share. See "Price Range of Common Stock."
                         ------------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                         ------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

                                 PRICE               UNDERWRITING             PROCEEDS             PROCEEDS TO
                                 TO THE             DISCOUNTS AND              TO THE              THE SELLING
                                 PUBLIC             COMMISSIONS(1)           COMPANY(2)            SHAREHOLDERS
--------------------------------------------------------------------------------------------------------------------
Per Share...............           $                      $                      $                      $
Total(3)................           $                      $                      $                      $

--------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements with the Underwriters.

(2) Before deducting expenses, estimated at $850,000, which will be paid by the Company.

(3) The Company and the Selling Shareholders have granted to the Underwriters a 30-day option to purchase up to 337,500 additional shares of Common Stock at the Price to the Public, less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If such option is exercised in full, 187,500 of such shares will be sold by the Company and 150,000 shares will be sold by the Selling Shareholders. The total Price to the Public, Underwriting Discounts and Commissions, Proceeds to the Company and Proceeds
    to the Selling Shareholders will be $          , $          , $          and
    $          , respectively. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholders pursuant to the Underwriters' over-allotment, if exercised. See "Principal and Selling Shareholders" and "Underwriting."

     The shares of Common Stock are being offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of the share certificates will be made in New
York, New York, on or about          , 1997.

DONALDSON, LUFKIN & JENRETTE
         SECURITIES CORPORATION

                                 UBS SECURITIES
                                                          LEGG MASON WOOD WALKER
                                                          INCORPORATED

     APECS(R) is a registered trademark of the Company. COSMO(SM) and The Time Machine 2000(SM) are service marks of the Company. All trademarks, service marks and trade names referred to in this Prospectus are the property of their respective owners.
                         ------------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and the Consolidated and Unaudited Condensed Consolidated Financial Statements and related Notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, all information contained in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. Per share data for periods prior to March 5, 1997 have been adjusted to give retroactive effect to the conversion by JF Electra (Mauritius) Limited ("JF Electra") of its shares of common stock in CBS Complete Business Solutions (Mauritius) Limited ("CBS Mauritius") into 552,632 shares of no par value common stock of the Company (the "Common Stock"). Unless otherwise indicated, the terms "Company" and "CBSI" refer collectively to Complete Business Solutions, Inc. and its subsidiaries.

                                  THE COMPANY

     CBSI is a worldwide provider of information technology ("IT") services to large and mid-size organizations. The Company offers its clients a broad range of IT services, from advising clients on strategic technology plans to developing and implementing appropriate IT applications solutions. CBSI offers custom-tailored solutions based on an assessment of each client's needs. The Company's services include: (i) Year 2000 conversion and testing services; (ii) large systems applications development and maintenance; (iii) reengineering legacy applications to client/server technology; (iv) client/server applications development; (v) IT consulting services; (vi) packaged software implementation; and (vii) contract programming services.

     CBSI provides services in a wide variety of computing environments and uses leading technologies, including Year 2000 tools, client/server architectures, object-oriented programming languages and tools, distributed database management systems, and the latest network and communications technologies. The Company believes that the breadth of its service offerings foster long-term client relationships, affords cross-selling opportunities, minimizes dependence on any single technology or client and enables the Company to serve as a single source provider for its clients' IT applications solutions. This single or preferred provider approach is consistent with CBSI's full life-cycle, client-oriented approach to IT solutions.

     CBSI provides IT services to clients in a diverse range of industries. Its clients include American President Lines, Chrysler Corporation, Citibank, Ford Motor Company, IBM, IBM Global Solutions/Foremost Insurance, Lands' End, the State of Indiana, the State of Nevada, S.W.I.F.T., Spartan Stores and UNUM Ltd. During 1996, the Company provided services to over 220 clients in the U.S., Europe and Asia. The Company's strategy is to maximize its client retention rate and secure additional engagements by providing both quality services and client responsiveness. For each of the fiscal years 1994, 1995, and 1996, and for the six-month period ended June 30, 1997, existing clients from the previous fiscal year generated at least 80% of the Company's revenues. These recurring revenues have contributed significantly to the Company's 29% compound annual revenue growth rate over the past five fiscal years.

     Since 1992, CBSI has developed an extensive offshore infrastructure in India, including two modern software development centers in Bangalore and Madras and a training center in Hyderabad. The Company believes this established offshore infrastructure is one of the largest in the industry and differentiates it from those competitors who have no offshore capability, have only recently established offshore capability or rely mostly on contract service providers to offer such services. With its offsite and offshore development options, the Company can quickly provide clients with IT applications solutions on a cost-effective basis.

     The Company's goal is to become the preferred provider of IT services to an expanding base of clients. The Company's strategy to achieve this goal is to:
(i) cross-sell services to existing clients; (ii) increase and build upon Year 2000 engagements; (iii) capitalize on significant investments in infrastructure and increase its international capabilities; (iv) expand service offerings such as Enterprise Resource Planning software package installation and Internet/intranet applications; and (v) pursue targeted acquisitions.

                                  THE OFFERING

Common Stock offered by the Company.........................    1,250,000 shares
Common Stock offered by the Selling Shareholders............    1,000,000 shares
Common Stock to be outstanding after the offering...........    10,580,000 shares(1)
Use of proceeds.............................................    Expansion of existing operations,
                                                                including the Company's offshore
                                                                software development operations;
                                                                development of new service lines and
                                                                possible acquisitions of related
                                                                businesses; and general corporate
                                                                purposes, including working capital.
Nasdaq National Market symbol...............................    CBSL

-------------------------
(1) Excludes: (i) options outstanding on the date hereof to purchase 622,368 shares of Common Stock at a weighted average exercise price of $9.19 per share; and (ii) 466,266 additional shares of Common Stock reserved for issuance upon exercise of options that may be granted in the future under the Company's 1996 Stock Option Plan. See "Management -- Employee Benefit Plans."

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

                                                                                         SIX MONTHS ENDED
                                                YEARS ENDED DECEMBER 31,                     JUNE 30,
                                     -----------------------------------------------   ---------------------
                                      1992      1993      1994      1995      1996      1996        1997
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
HISTORICAL STATEMENT OF INCOME
  DATA:
  Revenues.........................  $32,382   $43,795   $56,358   $67,399   $83,241   $39,548     $50,937
  Gross profit.....................    7,159    10,290    13,522    13,790    19,939     9,746      13,540
  Income from operations...........    1,410     1,937     2,635     1,966     4,484     2,515       4,155
  Interest expense (income)........      185       197       345       692       539       300        (378)
  Provision for income taxes.......       --        --        --        --        84        36       1,991
  Minority interest................       36       127       176       252       158       113          82
  Net income.......................  $ 1,189   $ 1,613   $ 2,114   $ 1,022   $ 3,703   $ 2,066     $ 2,460
PRO FORMA STATEMENT OF INCOME DATA:
  Revenues................................................................   $83,241   $39,548     $50,937
  Gross profit............................................................    19,939     9,746      13,540
  Income from operations(1)...............................................     4,337     2,442       4,131
  Interest income(2)......................................................       (71)      (11)       (431)
  Provision for income taxes(3)...........................................     1,582       881       1,440
  Net income(4)...........................................................   $ 2,826   $ 1,572     $ 3,122
  Net income per common share.............................................   $  0.34   $  0.19     $  0.36
  Weighted average shares outstanding(5)..................................     8,213     8,130       8,712

                                                                                        AS OF JUNE 30, 1997
                                                                                       ---------------------
                                                                                                     AS
                                                                                       ACTUAL    ADJUSTED(6)
                                                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents.........................................................   $17,763     $49,313
  Working capital...................................................................    27,512      59,062
  Total assets......................................................................    48,778      80,328
  Total shareholders' equity........................................................    35,521      67,071

-------------------------
(1) Reflects the amortization of goodwill over a period of 20 years as a result of the Company's purchase of the 28% minority interest in CBS Mauritius. See Notes 1 and 16 of Notes to Consolidated Financial Statements.

(2) Reflects the elimination of interest expense to give effect to the repayment of the Company's revolving credit facility and long-term debt. See Note 16 of Notes to Consolidated Financial Statements.

(3) Reflects provision for federal and state income taxes at the effective income tax rate as if the Company had been taxed as a C corporation and no foreign tax holidays had been granted during the periods presented. The effective tax rate was 35.9%, 35.9% and 31.6% for the fiscal year ended December 31, 1996, and the six-month periods ended June 30, 1996 and 1997, respectively.

(4) Reflects the elimination of minority interest due to the issuance of 552,632 shares of Common Stock in exchange for the minority interest in CBS Mauritius. See Notes 1 and 16 of Notes to Consolidated Financial Statements.

(5) Reflects pro forma weighted average shares of Common Stock, plus the portion of the Common Stock sold in the Company's initial public offering needed to generate proceeds sufficient to repay the Company's revolving credit facility and long-term debt at the end of each period.

(6) Adjusted to give effect to the sale of 1,250,000 shares of Common Stock by the Company offered hereby at an assumed public offering price of $27 1/2 per share, net of underwriting discounts and commissions and estimated costs of this offering.

                                  RISK FACTORS

RECRUITMENT AND RETENTION OF IT PROFESSIONALS

     The Company's business involves delivering IT services and is labor-intensive. The Company's success depends upon its ability to attract, develop, motivate and retain highly-skilled IT professionals and project managers possessing the technical skills and experience necessary to deliver the Company's services. Qualified IT professionals are in high demand worldwide and are likely to remain a limited resource for the foreseeable future. There can be no assurance that qualified IT professionals will continue to be available to the Company in sufficient numbers, or that the Company will be successful in retaining current or future employees. Failure to attract or retain qualified IT professionals in sufficient numbers could have a material adverse effect on the Company's business, operating results and financial condition. Historically, the Company has conducted a significant portion of its recruiting outside the countries where the client's work was performed. Accordingly, any perception among the Company's IT professionals, whether or not well founded, that the Company's ability to assist them in obtaining H-1B temporary work permits and permanent residency status has diminished could lead to significant employee attrition which could result in the Company incurring increased costs for IT professionals. See "Business -- Human Resources" and "Business -- Competition."

GOVERNMENT REGULATION OF IMMIGRATION

     The Company recruits its IT professionals on a global basis to create a workforce that it can deploy wherever required and, therefore, must comply with the immigration laws in the countries in which it operates, particularly the United States. As of June 30, 1997, approximately 41% of CBSI's worldwide workforce was working under H-1B temporary work permits in the United States. There is a limit on the number of new H-1B permits that may be approved in a fiscal year. In years in which this limit is reached, the Company may be unable to obtain enough H-1B permits to meet its personnel requirements. If the Company were unable to obtain H-1B permits for its employees in sufficient quantities or at a sufficient rate, the Company's business, operating results and financial condition could be materially and adversely affected. Furthermore, Congress and administrative agencies with jurisdiction over immigration matters have periodically expressed concerns over the levels of legal and illegal immigration into the U.S. These concerns have often resulted in proposed legislation, rules and regulations aimed at reducing the number of work permits that may be issued. Any changes in such laws and regulations making it more difficult to hire foreign nationals or limiting the ability of the Company to retain foreign employees, could require the Company to incur additional unexpected labor costs and other expenses. Any such restrictions or limitations on the Company's hiring practices could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Human Resources."

INCREASING SIGNIFICANCE AND RISKS OF NON-U.S. OPERATIONS

     The Company's international consulting and offshore software development operations are important elements of its growth strategy. The Company opened offices in the United Kingdom in 1990, in Madras, India in 1992, in Bangalore, India in 1995 and in Hyderabad, India in 1996. The international operations of the Company accounted for 4.7%, 6.8%, 6.9% and 9.6% of the Company's total revenues in fiscal years 1994, 1995, and 1996, and for the six-month period ended June 30, 1997, respectively. These operations depend greatly upon business and technology transfer laws in those countries, and upon the continued development of technology infrastructure. There can be no assurance that the Company's international operations will continue to be profitable or support the Company's growth strategy. The risks inherent in the Company's international business activities include unexpected changes in regulatory environments, foreign currency fluctuations, tariffs and other trade barriers, difficulties in managing international operations and potential foreign tax consequences, including repatriation of earnings and the burden of complying with a wide variety of foreign laws and regulations. The Company's failure to manage growth, attract and retain personnel, manage major development efforts, or profitably deliver services or a significant interruption in the Company's ability to transmit data via satellite, could have a material adverse impact on the Company's ability to maintain and develop successfully its international operations and could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- CBSI Growth Strategies."

     The Company's international operations are subject to a number of special risks, including currency exchange rate fluctuations, trade barriers, exchange controls, political risks and risk of increases in duties, taxes and governmental royalties, as well as changes in laws and policies governing operations of foreign-based companies.

VARIABILITY OF QUARTERLY OPERATING RESULTS

     The Company's revenues and operating results are subject to significant variation from quarter to quarter depending on a number of factors, including the timing and number of client projects commenced and completed during the quarter, the number of working days in a quarter, employee hiring, attrition and utilization rates and progress on fixed-price projects during the quarter. Because a high percentage of the Company's expenses, in particular personnel and facilities costs, are relatively fixed, a variation in revenues may cause significant variations in operating results. Additionally, the Company periodically incurs cost increases due to both the hiring of new employees and strategic investments in its infrastructure in anticipation of future opportunities for revenue growth. No assurances can be given that quarterly results will not fluctuate, causing a material adverse effect on the Company's financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results."

POTENTIAL DECREASE IN DEMAND FOR YEAR 2000 SERVICES

     The Company realized 7% and 9% of its total revenues from Year 2000 engagements during fiscal year 1996 and the six-month period ended June 30, 1997, respectively. The Company expects that it will continue to receive increased revenues from additional Year 2000 engagements in the near term. However, the Company expects that Year 2000 engagements and revenues derived from such engagements will peak prior to calendar year 2000 as companies address their needs. Thereafter, the Company expects that revenues derived from Year 2000 engagements will steadily decline. In the absence of additional revenues from other sources, a decline in such engagements could have a material adverse effect on the Company's business, operating results and financial condition.

EXPOSURE TO REGULATORY AND GENERAL ECONOMIC CONDITIONS IN INDIA

     A significant element of the Company's business strategy is to continue to develop its offshore software development centers in Bangalore and Madras, India. As of June 30, 1997, the Company had approximately 30% of its workforce in India. The Indian government, as a means of encouraging foreign investment, provides significant tax incentives and exemptions to regulatory restrictions. Certain of these benefits that directly affect the Company include, among others, tax holidays (temporary exemptions from taxation on operating income) and liberalized import and export duties. To be eligible for certain of these tax benefits, the Company must continue to meet certain conditions. A failure to meet such conditions in the future could result in the cancellation of the benefits. There can be no assurance that such tax benefits will be continued in the future at their current levels. With respect to duties, subject to certain conditions, goods, raw materials and components for production imported by the Company's offices in India are exempt from the levy of a customs duty.

     Although wage costs in India are significantly lower than in the U.S. and elsewhere for comparably skilled IT professionals, wages in India are increasing at a faster rate than in the U.S. In the past, India has experienced significant inflation and shortages of foreign exchange, and has been subject to civil unrest and acts of terrorism. Although the inflation rate for the periods discussed in this Prospectus has been insignificant, increases in inflation in the future could have a material adverse effect on the Company's business, operating results and financial condition. Additionally, changes in interest rates, taxation or other social, political, economic or diplomatic developments affecting India in the future could also have a material adverse effect on the Company's business, operating results and financial condition. See
"Business -- The CBSI Solution."

FIXED-PRICE PROJECTS

     The Company undertakes certain projects on a fixed-price basis, as distinguished from billing on a time-and-materials basis. Significant cost overruns on fixed-price projects could have a material adverse effect on the Company's business, operating results and financial condition. These risks may be heightened if the Company acts as a subcontractor on a fixed-price project because of its limited ability to control project variables and to negotiate directly with the ultimate client. For example, in 1994 and 1995, the Company provided services as a subcontractor on a fixed-price project to design and develop a human services and child support enforcement system for a state government. The Company incurred approximately $3.0 million in excess personnel costs, primarily in 1995, to meet the demands of this project and the Company's overall gross profit margin therefore declined from 24% in 1994 to 21% in 1995. Excluding the excess costs associated with this project, the Company's gross profit margins would have remained constant from 1994 to 1995. Although the Company intends to solicit fewer fixed-price project engagements in the future, there can be no assurance that any fixed-price project engagements that are accepted by the Company will be profitable. Failure to achieve profitability on any fixed-price project engagement could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Overview."

COMPETITION

     The IT services industry is highly competitive and served by numerous national, regional and local firms, all of which are either existing or potential competitors of the Company. Primary competitors include Cambridge Technology Partners, Information Management Resources, Inc., Keane, Inc. and participants within a variety of market segments, including "Big Six" accounting firms, implementation firms, software applications firms, service groups of computer equipment companies, general management consulting firms, programming companies and temporary staffing firms. Many of these competitors have substantially greater financial, technical and marketing resources and greater name recognition than the Company. In addition, there are relatively few barriers to entry into the Company's markets and the Company has faced, and expects to continue to face, additional competition from new entrants into its markets. Moreover, there is a risk that clients may elect to increase their internal IT resources to satisfy their applications solutions needs. Further, the IT services industry is undergoing consolidation which may result in increasing pressure on margins. These factors may limit the Company's ability to increase prices commensurate with increases in compensation. There can be no assurance that the Company will compete successfully with existing or new competitors. See "Business -- Competition."

CONCENTRATION OF REVENUES; RISK OF TERMINATION

     The Company's ten largest clients accounted for approximately 49% and 51% of revenues in fiscal year 1996 and for the six-month period ended June 30, 1997, respectively. International Business Machines and its affiliates ("IBM") accounted for approximately 12% and 9% of the Company's revenues in fiscal year 1996 and for the six-month period ended June 30, 1997, respectively. Revenues from IBM are generated by multiple projects for various end users. Most of the Company's projects are terminable by the client without penalty. An unanticipated termination of a major project could result in the loss of revenues and could require the Company to maintain or terminate a number of unassigned IT professionals. The loss of any significant client or project could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Clients."

MANAGEMENT OF GROWTH; CHANGING NATURE OF BUSINESS

     The Company has experienced rapid growth that has placed significant demands on the Company's managerial, administrative and operational resources. Revenues have grown from $32.4 million in fiscal year 1992 to $83.2 million in fiscal year 1996, and the number of employees has grown from 480 as of December 31, 1992 to 1,632 as of June 30, 1997. The Company's continued growth depends on its ability to recruit managers, to increase its international operations, to add service lines and to further expand its offshore facilities. Prior to March 5, 1997, no members of senior management had previously managed a public company. Effective management of growth initiatives will require the Company to continue to improve its operational, financial and other management processes and systems. Failure to manage growth effectively could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- CBSI Growth Strategies."

RAPID TECHNOLOGICAL CHANGE; DEPENDENCE ON NEW SOLUTIONS

     The IT industry is characterized by rapid technological change, evolving industry standards, changing client preferences and new product introductions. The Company's success will depend in part on its ability to develop IT solutions that keep pace with changes in the IT industry. There can be no assurance that the Company will be successful in addressing these developments on a timely basis or that, if these developments are addressed, the Company will be successful in the marketplace. In addition, there can be no assurance that products or technologies developed by others will not render the Company's services noncompetitive or obsolete. The Company's failure to address these developments could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- The IT Services Industry."

     A significant number of organizations are attempting to migrate business applications from a mainframe environment to advanced technologies, including client/server architectures. As a result, the Company's ability to remain competitive will be dependent on several factors, including its ability to help existing employees maintain or develop mainframe skills and to train and hire employees with skills in advanced technologies. The Company's failure to hire, train and retain employees with such skills could have a material and adverse impact on the Company's business. See "Business -- Human Resources." The Company's ability to remain competitive will also be dependent on its ability to design and implement, in a timely and cost-effective manner, effective transition strategies for clients moving from the mainframe environment to client/server or other advanced architectures. The failure of the Company to design and implement such transition strategies in a timely and cost-effective manner could have a material adverse effect on the Company's business. See "Business -- The IT Services Industry."

DEPENDENCE ON PRINCIPALS

     The success of the Company is highly dependent on the efforts and abilities of Rajendra B. Vattikuti and Timothy S. Manney, the Company's President and Chief Executive Officer, and Executive Vice President of Finance and Administration, respectively. Messrs. Vattikuti and Manney have entered into employment agreements with the Company of five and three years, respectively. Such agreements contain noncompetition covenants that extend for a period of one year following termination of employment and nondisclosure covenants. However, such agreements do not guarantee that Messrs. Vattikuti and Manney will continue their employment with the Company or that such covenants will be enforceable. The loss of the services of either of these key executives for any reason could have a material adverse effect on the Company's business, operating results and financial condition. The Company maintains key-man life insurance on Mr. Vattikuti in the amount of $2.0 million. In the event of Mr. Vattikuti's death, that sum would be paid to the Company to offset the financial effect of his death. No assurance can be given, however, that such amount of insurance would be adequate for that purpose. See "Management -- Executive Officers and Directors."

RISKS RELATED TO POSSIBLE ACQUISITIONS

     The Company may expand its operations through the acquisition of additional businesses. There can be no assurance that the Company will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses into the Company without substantial expenses, delays or other operational or financial problems. Further, acquisitions may involve a number of special risks, including diversion of management's attention, failure to retain key acquired personnel, unanticipated events or circumstances, legal liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the Company's business, operating results and financial condition. Client satisfaction or performance problems within an acquired firm could have a material adverse impact on the reputation of the Company as a whole. In addition, there can be no assurance that acquired businesses, if any, will achieve anticipated revenues and earnings. The failure of the Company to manage its acquisition strategy successfully could have a material adverse effect on the Company's business, operating results and financial condition. In addition, the Company may issue additional shares of its Common Stock to acquire such additional businesses which may reduce the percentage ownership of existing shareholders. See "Business -- CBSI Growth Strategies."

INTELLECTUAL PROPERTY RIGHTS

     The Company's success depends in part upon certain methodologies it utilizes in designing, developing and implementing applications systems and other proprietary intellectual property rights. The Company has developed and owns proprietary rights for The Time Machine 2000 and COSMO methodologies under common law. Although such ownership may enable the Company to contest the use by its competitors of its methodologies, no assurance can be given that the Company will be successful in doing so. Copyrights to such methodologies have not been registered. This lack of protection may impair the Company's ability to protect The Time Machine 2000 and COSMO methodologies and could have a material and adverse effect on the Company's business. The Company also owns service marks for The Time Machine 2000 and COSMO and has submitted federal trademark applications for each. The Company has also developed and copyrighted or acquired software products which are generally licensed to users pursuant to a license agreement. The Company's software products include APECS, APECS Custom View and Micro APECS Scheduler. APECS is a registered trademark of the Company. The Company relies upon a combination of nondisclosure and other contractual arrangements and trade secret, copyright and trademark laws to protect its proprietary rights and the proprietary rights of third parties from whom the Company licenses intellectual property. The Company enters into confidentiality agreements with its employees and limits distribution of proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of proprietary information or that the Company will be able to detect unauthorized use of and take appropriate steps to enforce its intellectual property rights. In addition, the laws of certain foreign countries in which the Company's products are, or may be, developed or sold may not protect the Company's products or intellectual property rights to the same extent as do the laws of the U.S. This lack of protection may impair the Company's ability to protect its intellectual property adequately and could have a material adverse impact on the Company's business. Although the Company does not believe that its products infringe on the rights of third parties, there can be no assurance that third parties will not assert infringement claims against the Company in the future, or that such assertions will not result in costly litigation or require the Company to obtain a license for the intellectual property rights of third parties. There can be no assurance that such licenses will be available on reasonable terms or at all. See "Business -- The CBSI Solution" and "Business -- Intellectual Property Rights."

LIMITED TRADING HISTORY OF COMMON STOCK; STOCK PRICE VOLATILITY

     The Common Stock first became publicly traded on March 5, 1997 after the Company's initial public offering at $12 per share. Between March 5, 1997 and July 31, 1997, the closing sale price has ranged from a low of $8 3/4 per share to a high of $32 3/8 per share. The market price of the Common Stock could continue to fluctuate substantially due to a variety of factors, including quarterly fluctuations in results of operations, adverse circumstances affecting the introduction or market acceptance of new products and services offered by the Company, announcements of new products and services by competitors, changes in the IT environment, changes in earnings estimates by analysts, changes in accounting principles, sales of Common Stock by existing holders, loss of key personnel and other factors. The market price for the Company's Common Stock may also be affected by the Company's ability to meet analysts' expectations, and any failure to meet such expectations, even if minor, could have a material adverse effect on the market price of the Company's Common Stock. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Any such litigation instigated against the Company could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on the Company's business, operating results and financial condition. See "Price Range of Common Stock."

CONTROL BY PRINCIPAL SHAREHOLDER

     Upon completion of this offering, Mr. Vattikuti will beneficially own approximately 49.1% of the outstanding shares of Common Stock. As a result, Mr. Vattikuti will retain the voting power to exercise significant control over the election of directors and other matters requiring a vote of the shareholders of the Company. Such a concentration of ownership may have the effect of delaying or preventing a change in control of the Company, and may also impede or preclude transactions in which shareholders might otherwise receive a premium for their shares over then current market prices. See "The Company," "Management -- Executive Officers and Directors" and "Principal and Selling Shareholders."

LIMITATIONS ON DIRECTORS' LIABILITIES

     The Company's Restated Articles of Incorporation, as amended (the "Articles"), provide that, to the full extent permitted by law, a director of the Company will not be personally liable to the Company or its shareholders for damages for breach of fiduciary duty as a director. This provision would ordinarily eliminate the liability of directors for monetary damages to the Company and its shareholders even in instances in which the directors had been negligent or grossly negligent. Under the Michigan Business Corporation Act ("MBCA"), a director's liability may not be limited: (i) for any breach of the director's duty of loyalty to the Company or its shareholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) for a violation of Section 551(1) of the MBCA; (iv) for any transaction from which the director derived any improper personal benefit; or (v) for any act or omission occurring prior to the date when the provision becomes effective.

ANTI-TAKEOVER PROVISIONS

     The Company's Articles and Bylaws and the MBCA include provisions that may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover attempt that shareholders might consider in their best interests. Directors of the Company are divided into three classes and are elected to serve staggered three-year terms. The Articles provide for 1,000,000 authorized shares of preferred stock, the rights, preferences, qualifications, limitations and restrictions of which may be fixed by the Board of Directors without any vote or action by the shareholders, which could have the effect of diluting the Common Stock or reducing working capital that would otherwise be available to the Company. Chapter 7A of the MBCA provides, with certain exceptions, that business combinations between a Michigan corporation and an "interested shareholder" generally require the approval of 90% of the votes of each class of stock entitled to be cast by the shareholders of the corporation, and not less than 2/3 of the votes of each class of stock entitled to be cast by the shareholders of the corporation other than voting shares owned by such interested shareholder. An "interested shareholder" is a person directly or indirectly owning 10% or more of a corporation's outstanding voting power, or an affiliate of a corporation who at any time within two years prior to the date in question directly or indirectly owned 10% or more of such voting power. These provisions may have the effect of delaying or preventing a change in control of the Company without action by the shareholders, may discourage bids for the Common Stock at a premium over the market price and may deter efforts to obtain control of the Company.

     Chapter 7B of the MBCA provides that "control shares" of a corporation acquired in a control share acquisition have no voting rights except as granted by the shareholders of the corporation. "Control shares" are shares which, when added to shares then owned or controlled by a shareholder, increase such shareholder's control of voting power above one of three thresholds: more than 20%, more than 33 1/3% or more than a majority of the outstanding voting power of the corporation. Subject to certain limited exceptions, voting rights for shares acquired in a control share acquisition must be approved by a majority of the votes cast by holders of shares entitled to vote, excluding shares voted or controlled by the acquiror and certain officers and directors. Under certain circumstances, if a corporation's articles of incorporation or bylaws so provide prior to a control share acquisition, control shares may be redeemed by the corporation. Unless otherwise provided in a corporation's articles of incorporation or bylaws, if control shares are accorded full voting rights and the acquiring person has acquired a majority of all voting power of the corporation, the shareholders of the corporation, other than the acquiring person, have dissenters' rights to have their shares purchased by the corporation. The Articles and Bylaws of the Company currently contain no provisions with respect to control shares.

SHARES ELIGIBLE FOR FUTURE SALE

     Immediately after completion of this offering, the Company will have 10,580,000 shares of Common Stock outstanding, of which the 2,250,000 shares sold pursuant to this offering as well as the 2,500,000 shares sold in the initial public offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except for 30,940 shares purchased in the open market by affiliates and any additional shares acquired by affiliates of the Company. Holders of the remaining shares will be eligible to sell such shares pursuant to Rule 144 ("Rule 144") under the Securities Act at prescribed times and subject to the manner of sale, volume, notice and information restrictions of Rule 144. The Company has granted certain registration rights covering an aggregate of 435,832 shares of currently issued and outstanding Common Stock (427,582 shares if the Underwriters' over-allotment option is exercised in full). In addition, 622,368 shares of Common Stock (49,231 of which are currently exercisable) are issuable upon the exercise of outstanding stock options, which shares will be registered by the Company under the Securities Act and after issuance upon exercise will be freely tradeable without restriction. The Company, together with certain of its shareholders (holding in the aggregate 5,846,679 shares of Common Stock upon consummation of this offering), have agreed not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any Common Stock, or any securities convertible into or exchangeable or exercisable for Common Stock or exercise registration rights, until 90 days after the date of this Prospectus, without the prior consent of Donaldson, Lufkin & Jenrette Securities Corporation. Sales of substantial amounts of such shares in the public market or the availability of such shares for future sale could adversely affect the market price of the shares of Common Stock and the Company's ability to raise additional capital at a price favorable to the Company. See "Shares Eligible for Future Sale" and "Underwriting."

POTENTIAL LIABILITY TO CLIENTS

     Many of the Company's engagements, including Year 2000 projects, involve projects that are critical to the operations of its clients' businesses and provide benefits that may be difficult to quantify. Although the Company attempts to contractually limit its liability for damages arising from errors, mistakes, omissions or negligent acts in rendering its services, there can be no assurance that its attempts to limit liability will be successful. The Company's failure or inability to meet a client's expectations in the execution of its services could result in a material adverse change to the client's operations and, therefore, could give rise to claims against the Company or damage the Company's reputation, adversely affecting its business, operating results and financial condition.

SIGNIFICANT UNALLOCATED NET PROCEEDS

     None of the anticipated net proceeds of this offering has been designated for specific uses. Therefore, the Board of Directors will have broad discretion with respect to the use of the net proceeds of this offering. See "Use of Proceeds."

ABSENCE OF DIVIDENDS

     The Company does not anticipate paying any dividends on its Common Stock in the foreseeable future. See "Dividend Policy."

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

     Included in this Prospectus are various forward-looking statements, including, among others, the expected growth related to the Year 2000 problem, the Company's goals and strategies, the importance and expected growth of the IT applications solutions market, the pace of change in the IT marketplace, the demand for IT services, the ability of the Company to capitalize on offshore investments and infrastructure, the Company's goal to expand service offerings and to pursue acquisitions, and the ability to leverage Year 2000 engagements into additional contracts.

     These statements are forward-looking and reflect the Company's current expectations. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in the economic and political environments, changes in technology and changes in the IT marketplace. In light of the many risks and uncertainties surrounding the Company and the IT marketplace, a prospective purchaser should keep in mind that there can be no assurance that the forward-looking statements described in this Prospectus will transpire.

                                  THE COMPANY

     Complete Business Solutions, Inc. was incorporated under the laws of the State of Michigan in 1985. The Company maintains its principal executive offices at 32605 West Twelve Mile Road, Suite 250, Farmington Hills, Michigan 48334. The Company's web site is www.cbsinc.com. The Company's web site is not part of this Prospectus. The Company's telephone number is (248) 488-2088.

     On March 4, 1997, the Company became the sole shareholder of its subsidiary, CBS Mauritius, which owns all of the issued and outstanding shares of Complete Business Solutions (India) Private Limited ("CBS India"), a corporation organized under the laws of India, and Complete Business Solutions (Singapore) Private Limited ("CBS Singapore"), a corporation organized under the laws of Singapore. CBS India and CBS Singapore provide offshore development services and recruiting and training services for CBSI.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the shares of Common Stock offered by the Company are approximately $31.6 million, based on an assumed price to the public of $27 1/2 per share and after deducting estimated underwriting discounts and commissions and offering expenses. The Company expects to use the net proceeds from this offering for expansion of existing operations, including the Company's offshore software development operations; development of new service lines and possible acquisitions of related businesses; and general corporate purposes, including working capital. Although the Company actively seeks to acquire related businesses, it currently has no understandings, commitments or agreements with respect to any acquisitions. Pending their application as described above, such proceeds will be invested in short-term, investment grade, interest-bearing securities. The principal purposes of this offering are to increase the Company's equity capital and financial flexibility, to provide working capital to fund the Company's growth strategy and to provide liquidity for the Company's shareholders.

     The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders."

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock has been traded on the Nasdaq National Market under the symbol CBSL since March 5, 1997. The following table sets forth, for the periods indicated, the range of high and low closing sale prices for the Common Stock as reported on the Nasdaq National Market.

                            1997                                HIGH    LOW
  First Quarter (from March 5, 1997)........................    $12 1/4 $8 3/4
  Second Quarter............................................    $25 3/4 $8 7/8
  Third Quarter (through July 31, 1997).....................    $32 3/8 $ 24

     On July 31, 1997, the closing price of the Company's Common Stock was $27 1/2 per share. At July 30, 1997, the Company had approximately 37 shareholders of record.

                                DIVIDEND POLICY

     The Company intends to retain all of its future earnings to fund growth and the operation of its business and therefore does not anticipate paying any cash dividends in the foreseeable future. Future cash dividends, if any, will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and such other factors as the Board of Directors may deem relevant. The Company distributed approximately $8.8 million of the proceeds from the initial public offering to certain shareholders as part of the S corporation termination.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 30, 1997, and as adjusted to give effect to the sale of 1,250,000 shares of Common Stock by the Company (at an assumed public offering price of $27 1/2 per share). The following table should be read in conjunction with the Consolidated and Unaudited Condensed Consolidated Financial Statements and related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus:

                                                                 AS OF JUNE 30, 1997
                                                                ----------------------
                                                                ACTUAL     AS ADJUSTED
                                                                    (IN THOUSANDS)
Shareholders' equity:
  Preferred stock, no par value; 1,000,000 shares
     authorized; no shares issued...........................    $    --      $    --
  Common stock, no par value; 30,000,000 shares authorized;
     9,300,000 shares issued and outstanding; 10,580,000
     shares issued and outstanding, as adjusted(1)..........         --           --
  Additional paid-in capital................................     35,803       67,353
  Retained earnings.........................................      2,117        2,117
  Stock subscriptions receivable............................     (2,125)      (2,125)
  Cumulative translation adjustment.........................       (274)        (274)
                                                                -------      -------
     Total shareholders' equity.............................     35,521       67,071
                                                                -------      -------
          Total capitalization..............................    $35,521      $67,071
                                                                =======      =======

-------------------------
(1) Excludes: (i) options outstanding on June 30, 1997 to purchase 644,368 shares of Common Stock at a weighted average exercise price of $8.74 per share; and (ii) 474,266 additional shares of Common Stock reserved for issuance upon exercise of options that may be granted in the future under the Company's 1996 Stock Option Plan. See "Management -- Employee Benefit Plans."

                            SELECTED FINANCIAL DATA

     The selected historical financial data presented below for the five years ended December 31, 1996, are derived from the Company's Consolidated Financial Statements and related Notes thereto which have been audited by Arthur Andersen LLP, independent public accountants. The amounts provided as pro forma statement of income data have been adjusted to reflect certain transactions as noted.

     The selected financial data as of and for each of the interim periods ended June 30, 1996 and 1997, are derived from Unaudited Condensed Consolidated Financial Statements of the Company, which in the opinion of management, include all adjustments that are necessary for a fair presentation of the results for the interim periods, and all such adjustments that are of a normal recurring nature. The results of operations for the interim period ended June 30, 1997 are not necessarily indicative of the results to be expected for any other interim period or for the full year. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated and Unaudited Condensed Consolidated Financial Statements and related Notes thereto appearing elsewhere in this Prospectus.

                                                                                                               SIX MONTHS ENDED
                                                                 YEARS ENDED DECEMBER 31,                          JUNE 30,
                                                    ---------------------------------------------------      --------------------
                                                     1992       1993       1994       1995       1996         1996         1997
                                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
HISTORICAL STATEMENT OF INCOME DATA:
 Revenues.......................................    $32,382    $43,795    $56,358    $67,399    $83,241      $39,548      $50,937
 Cost of revenues...............................     25,223     33,505     42,836     53,609     63,302       29,802       37,397
                                                    -------    -------    -------    -------    -------      -------      -------
 Gross profit...................................      7,159     10,290     13,522     13,790     19,939        9,746       13,540
 Selling, general and administrative expenses...      5,749      8,353     10,887     11,824     15,455        7,231        9,385
                                                    -------    -------    -------    -------    -------      -------      -------
 Income from operations.........................      1,410      1,937      2,635      1,966      4,484        2,515        4,155
 Interest expense (income)......................        185        197        345        692        539          300         (378)
                                                    -------    -------    -------    -------    -------      -------      -------
 Income before provision for income taxes and
   minority interest............................      1,225      1,740      2,290      1,274      3,945        2,215        4,533
 Provision for income taxes.....................         --         --         --         --         84           36        1,991
 Minority interest..............................         36        127        176        252        158          113           82
                                                    -------    -------    -------    -------    -------      -------      -------
 Net income.....................................    $ 1,189    $ 1,613    $ 2,114    $ 1,022    $ 3,703      $ 2,066      $ 2,460
                                                    =======    =======    =======    =======    =======      =======      =======
PRO FORMA STATEMENT OF INCOME DATA:
 Revenues...................................................................................    $83,241      $39,548      $50,937
 Gross profit...............................................................................     19,939        9,746       13,540
 Income from operations(1)..................................................................      4,337        2,442        4,131
 Interest income(2).........................................................................        (71)         (11)        (431)
 Provision for income taxes(3)..............................................................      1,582          881        1,440
 Net income(4)..............................................................................    $ 2,826      $ 1,572      $ 3,122
 Net income per common share................................................................    $  0.34      $  0.19      $  0.36
 Weighted average shares outstanding(5).....................................................      8,213        8,130        8,712

                                                                    AS OF DECEMBER 31,                       AS OF JUNE 30,
                                                    ---------------------------------------------------    ------------------
                                                     1992       1993       1994       1995       1996       1996       1997
                                                                                 (IN THOUSANDS)
HISTORICAL BALANCE SHEET DATA:
  Cash and cash equivalents.....................    $    66    $   425    $   319    $   830    $ 3,382    $   641    $17,763
  Working capital...............................      1,961      2,420      3,745      5,799     10,077      7,331     27,512
  Total assets..................................     11,021     16,031     20,740     23,423     31,258     27,429     48,778
  Revolving credit facility and long-term
    debt........................................      2,754      4,189      5,933      6,316      6,191      7,557         --
  Minority interest.............................         48        175        350        552      1,503        656         --
  Total shareholders' equity....................      4,598      6,211      8,325      9,188     13,951     11,227     35,521

-------------------------
(1) Reflects the amortization of goodwill over a period of 20 years as a result of the Company's purchase of the 28% minority interest in CBS Mauritius. See Notes 1 and 16 of Notes to Consolidated Financial Statements.

(2) Reflects the elimination of interest expense to give effect to the repayment of the Company's revolving credit facility and long-term debt. See Note 16 of Notes to Consolidated Financial Statements.

(3) Reflects provision for federal and state income taxes at the effective income tax rate as if the Company had been taxed as a C corporation and no foreign tax holidays had been granted during the periods presented. The provision for income taxes was computed as follows:

                                                                                SIX MONTHS ENDED
                                                                 YEAR ENDED         JUNE 30,
                                                                DECEMBER 31,    -----------------
                                                                    1996        1996        1997
Statutory federal income tax rate...........................        34.0%        34.0%       34.0%
State income taxes, net of federal tax effect...............         2.7          2.7         1.6
Tax rate differences on foreign earnings not subject to U.S.
 tax........................................................        (3.0)        (3.0)       (4.0)
Amortization of goodwill....................................         1.4          1.4         0.5
Other.......................................................         0.8          0.8        (0.5)
                                                                   -----        -----       -----
                                                                    35.9%        35.9%       31.6%
                                                                   =====        =====       =====

(4) Reflects the elimination of minority interest due to the issuance of 552,632 shares of Common Stock in exchange for the minority interest in CBS Mauritius. See Notes 1 and 16 of Notes to Consolidated Financial Statements.

(5) Reflects pro forma weighted average shares of Common Stock, plus the portion of Common Stock sold in the Company's initial public offering needed to generate proceeds sufficient to repay the Company's revolving credit facility and long-term debt at the end of each period.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains certain forward-looking statements that involve substantial risks and uncertainties. When used in this section, the words "anticipate," "believe," "estimate," "expect" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. The Company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include those discussed in "Risk Factors."

OVERVIEW

     Complete Business Solutions, Inc. is a worldwide provider of IT services to large and mid-size organizations. The Company has been profitable every year since its inception in 1985, and has experienced a compound annual revenue growth rate of 29% over the past five fiscal years. The Company leverages its existing client base by providing quality services and by being responsive to clients. For each of the fiscal years 1994, 1995, and 1996, and for the six-month period ended June 30, 1997, existing clients from the previous fiscal year generated at least 80% of the Company's revenues.

     The Company's revenues are generated primarily from professional services fees. The Company's service offerings include: (i) Year 2000 conversion and testing services; (ii) large systems applications development and maintenance;
(iii) reengineering legacy applications to client/server technology; (iv) client/server applications development; (v) IT consulting services; (vi) packaged software implementation; and (vii) contract programming services. Contract programming services are typically provided as a member of a project team working under the direct supervision of the client, are typically billed on a time-and-materials basis, and have lower gross profit margins than other professional service offerings. For all other professional service offerings, the Company generally assumes responsibility for project management and may bill the client on either a time-and-materials or fixed-price basis, although such projects are generally billed on a time-and-materials basis. The Company has been shifting its business away from contract programming services toward higher margin service offerings. For the six-month period ended June 30, 1996, contract programming services represented approximately 38% of professional service fee revenues. For the six-month period ended June 30, 1997, contract programming services represented approximately 23% of professional services fee revenues. Gross profit margin for contract programming services and all other service offerings was approximately 22% and 29%, respectively, for the six-month period ended June 30, 1997.

     The Company recognizes revenues on a time-and-materials basis as the services are performed. On fixed-price engagements, the Company recognizes revenues under the percentage of completion method. For the six-month period ended June 30, 1997, revenues from fixed-price engagements represented approximately 9.6% of professional service fee revenues.

     CBSI's most significant cost is project personnel cost, which consists primarily of salaries, wages and benefits for its IT professionals. The Company strives to maintain its gross profit margin by controlling project costs and offsetting increases in salaries and benefits with increases in billing rates. The Company has also established a human resource allocation team to ensure that IT professionals are quickly placed on assignments to minimize nonbillable time and are placed on assignments that utilize their technical skills and allow for maximum billing rates. In addition, the Company has realized higher gross profit margins from the Company's shift to offshore projects in India, where the salaries of IT professionals are lower as a percentage of professional service fees. This benefit is partially offset due to additional coordination efforts and costs for offshore projects. For example, for the six-month period ended June 30, 1997, CBSI's operating income as a percentage of revenues overall was approximately 8%, whereas operating income as a percentage of revenues for work performed offshore in India was approximately 22%.

     In 1994, the Company began to provide services as a subcontractor on a fixed-price project (the "Fixed-Price Project") to design and develop a human services and child support enforcement system for a state government. The Company incurred $3.0 million in excess personnel costs, primarily in 1995, to meet the demands of this project and overall gross profit margin therefore declined from 24% in 1994 to 21% in 1995. Excluding the excess costs associated with this project, gross profit margins would have remained constant from 1994 to 1995. In addition, although the Company's revenues increased 20% from 1994 to 1995, the Company's income from operations decreased approximately 25% for the same period as a result of the Fixed-Price Project.

     In an effort to sustain its growth and profitability, the Company has made and continues to make substantial investments in infrastructure, including: (i) software development centers in three locations in the U.S. and two locations in India; (ii) Year 2000 conversion factories in the U.S. and India; (iii) global recruiting and training centers; (iv) a local technical charter school; and (v) an expanded training program for recent U.S. college graduates. The Company believes that the results of these strategic investments have not yet been fully realized.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, selected statement of income data as a percentage of revenues:

                                                                                                SIX MONTHS
                                                                         YEARS                    ENDED
                                                                   ENDED DECEMBER 31,            JUNE 30,
                                                                ------------------------      --------------
                                                                1994      1995      1996      1996      1997
Revenues..................................................      100%      100%      100%      100%      100%
Cost of revenues..........................................       76        79        76        75        73
                                                                ---       ---       ---       ---       ---
Gross profit..............................................       24        21        24        25        27
Selling, general and administrative expenses..............       19        18        19        19        19
                                                                ---       ---       ---       ---       ---
Income from operations....................................        5%        3%        5%        6%        8%

SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO JUNE 30, 1996

     Revenues. The Company's revenues increased approximately 29% to $50.9 million for the six-month period ended June 30, 1997 from $39.5 million for the same period in 1996. This growth in revenues is primarily attributable to increases in the Company's IT professional workforce, increases in average billing rates, further expansion of the Company's international operations and additional services provided to existing clients. The Company's IT professional workforce increased approximately 13% for the six-month period ended June 30, 1997 from the comparable six-month period in 1996. Revenues from international operations, principally offshore development centers, increased approximately 81% to $4.9 million for the six-month period ended June 30, 1997 from $2.7 million for the same period in 1996. Revenues from existing clients increased approximately $5.2 million for the six-month period ended June 30, 1997 from the same period in 1996.

     Gross Profit. Gross profit consists of revenues less cost of revenues. Cost of revenues consists primarily of salaries (including nonbillable and training time), benefits, travel and relocation for IT professionals. In addition, cost of revenues includes depreciation and amortization, direct facility costs and contractual services. Gross profit increased approximately 39% to $13.5 million for the six-month period ended June 30, 1997 from $9.7 million for the same period in 1996. This increase in gross profit is primarily attributable to increases in the Company's IT professional workforce and average U.S. billing rates, as well as the continued expansion of the Company's offshore development centers. Gross profit as a percentage of revenues increased to approximately 27% for the six-month period ended June 30, 1997 from 25% for the same period in 1996. This increase in gross profit as a percentage of revenues is primarily attributable to the Company's continued strategic shift of its business toward higher margin service offerings, including Year 2000 services, and the increasing utilization and expansion of the Company's offshore development centers which operate at higher gross profit and operating margins. For the six-month period ended June 30, 1997, approximately 23% of the Company's revenues were generated from contract programming services, as compared with approximately 38% for the same period in 1996.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of costs associated with the Company's direct selling and marketing efforts, human resources and recruiting departments, administration, training and indirect facility costs. Selling, general and administrative expenses increased approximately 30% to $9.4 million for the six-month period ended June 30, 1997 from $7.2 million for the same period in 1996. This increase resulted from the continued expansion of the Company's direct selling and marketing effort, further enhancement of infrastructure, and other general overhead cost increases necessary to support the Company's continued revenue growth. Selling, general and administrative expenses represented approximately 19% of revenues for the six-month periods ended June 30, 1997 and 1996.

1996 COMPARED TO 1995

     Revenues. The Company's revenues increased 23% to $83.2 million in fiscal year 1996 from $67.4 million in fiscal year 1995. This growth in revenues is primarily attributable to additional services provided to existing clients and the expansion of the Company's client base to 222 as of December 31, 1996 from 209 as of December 31, 1995. Revenues from existing clients in 1996 increased $7.5 million over revenues from those clients during 1995. Revenues from the Company's international operations increased 24% to $5.7 million in 1996 from $4.6 million in 1995.

     Gross Profit. Gross profit increased approximately 44% to $19.9 million in fiscal year 1996 from $13.8 million in fiscal year 1995. This increase in gross profit is attributable primarily to the expansion of the Company's client base and the impact of the Fixed-Price Project on fiscal year 1995 results. Gross profit as a percentage of revenues increased to 24% in 1996 from 21% in 1995. This increase is due primarily to billing rate increases partially offset by salary increases to IT professionals in 1996 and the impact of the Fixed-Price Project on fiscal year 1995 results.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 31% to $15.5 million in 1996 from $11.8 million in 1995. This increase resulted from expenses incurred to build and enhance the infrastructure necessary to support the Company's continued revenue growth. As a percentage of revenues, selling, general and administrative expenses increased to 19% in fiscal year 1996 from 18% in fiscal year 1995.

1995 COMPARED TO 1994

     Revenues. The Company's revenues increased 20% to $67.4 million in fiscal year 1995 from $56.4 million in fiscal year 1994. This growth in revenues is primarily attributable to additional services provided to existing clients, the expansion of the Company's client base to 209 as of December 31, 1995 from 187 as of December 31, 1994, and the expansion of the Company's international operations. Revenues from existing clients in 1995 increased $5.6 million over revenues from those clients during 1994. Revenues from the Company's international operations increased 77% to $4.6 million in fiscal year 1995 from $2.6 million in fiscal year 1994.

     Gross Profit. Gross profit increased 2% to $13.8 million in fiscal year 1995 from $13.5 million in fiscal year 1994, despite the impact of the Fixed-Price Project on fiscal year 1995 results. Gross profit represented 21% of total revenues in fiscal year 1995 as compared to 24% in fiscal year 1994. Excluding the excess costs associated with the Fixed-Price Project, gross profit margins would have remained constant from fiscal year 1994 to fiscal year 1995.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 8% to $11.8 million in fiscal year 1995 from $10.9 million in fiscal year 1994. This increase was primarily attributable to infrastructure investments in CBSI's offshore facilities and general overhead cost increases. As a percentage of revenues, these expenses decreased to 18% in fiscal year 1995 from 19% in fiscal year 1994.

QUARTERLY RESULTS

     The following table sets forth certain unaudited quarterly operating information for each of the eight quarters ending with the quarter ended June 30, 1997. This information has been prepared on the same basis as the audited consolidated financial statements contained elsewhere in this Prospectus and includes, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the information for the periods presented. This information should be read in conjunction with the Company's Consolidated and Unaudited Condensed Consolidated Financial Statements and related Notes thereto. Results of operations for any previous fiscal quarter are not indicative of results for the full year or any future quarter. See "Risk Factors -- Variability of Quarterly Operating Results."

                                                                        QUARTERS ENDED
                                  ------------------------------------------------------------------------------------------
                                  SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,      JUNE 30,
                                    1995        1995       1996       1996       1996        1996       1997          1997
                                                                        (IN THOUSANDS)
Revenues........................   $16,487    $16,903    $19,128    $20,420     $21,951    $21,742    $24,275       $26,662
Cost of revenues................    13,245     13,736     14,284     15,518      16,737     16,763     17,918        19,479
                                   -------    -------    -------    -------     -------    -------    -------       -------
Gross profit....................     3,242      3,167      4,844      4,902       5,214      4,979      6,357         7,183
Selling, general and
  administrative expenses.......     2,928      2,746      3,613      3,618       3,855      4,369      4,576         4,809
                                   -------    -------    -------    -------     -------    -------    -------       -------
Income from operations..........       314        421      1,231      1,284       1,359        610      1,781         2,374
Interest expense (income).......       205        155        141        159         146         93        (65)         (313)
Provision for income taxes......        --         --         17         19          24         24      1,135           856
Minority interest...............        (6)       132         35         78          67        (22)        82            --
                                   -------    -------    -------    -------     -------    -------    -------       -------
Net income......................   $   115    $   134    $ 1,038    $ 1,028     $ 1,122    $   515    $   629       $ 1,831
                                   =======    =======    =======    =======     =======    =======    =======       =======
Pro forma incremental income tax
  provision (benefit)...........        15         18        358        353         383        166       (560)(1)        --
                                   -------    -------    -------    -------     -------    -------    -------       -------
Pro forma net income............   $   100    $   116    $   680    $   675     $   739    $   349    $ 1,189       $ 1,831
                                   =======    =======    =======    =======     =======    =======    =======       =======

-------------------------
(1) Represents elimination of impact for termination of S corporation status.

LIQUIDITY AND CAPITAL RESOURCES

     From the Company's inception in 1985 through March 5, 1997, the Company generally funded its operations and working capital needs through internally generated funds, periodically supplemented by borrowings under the Company's revolving credit facility with a commercial bank. The Company's cash provided by operations was $0.6 million, $1.3 million, $4.5 million and $6.5 million for the fiscal years ended December 31, 1994, 1995, and 1996, and for the six-month period ended June 30, 1997, respectively.

     The principal use of cash for investing activities during the three years ended December 31, 1996 and the six-month period ended June 30, 1997 was for the purchase of property and equipment and computer software primarily as part of the development and enhancement of the Company's offshore software development centers.

     Historically, borrowings and repayments under the Company's revolving credit facility represented the most significant components of cash provided or used by financing activities. However, net cash provided by financing activities increased to approximately $8.8 million during the six-month period ended June 30, 1997 primarily due to the Company realizing net proceeds of approximately $23.8 million from its initial public offering in March 1997. All outstanding borrowings under the revolving credit facility as of March 5, 1997 were repaid from the proceeds of the initial public offering. In connection with the termination of the Company's S corporation status, the Company made partial distributions of its previously undistributed S corporation earnings totalling approximately $8.8 million during the six-month period ended June 30, 1997.

     Under an arrangement with a commercial bank, the Company may borrow an amount not to exceed $21 million with interest at the bank's prime interest rate or the Libor rate. The borrowings under this facility are short-term, payable on demand and are secured by trade accounts receivable and equipment of the Company.

As of June 30, 1997, there were no borrowings outstanding under this facility. In recent years, the Company has executed several short-term notes with the bank to finance the purchase of equipment and software. During the six-month period ended June 30, 1997, the balances outstanding on these notes were repaid.

     During 1996, CBS Mauritius repurchased its stock held by an affiliated entity for approximately $2.7 million. Concurrently therewith, CBS Mauritius sold a 28% ownership interest to JF Electra for approximately $4.0 million, with proceeds of approximately $3.5 million, net of transaction costs.

     In 1996, Mr. Vattikuti made a capital contribution to CBSI of approximately $1.1 million and loaned the Company approximately $0.6 million. This loan, including interest of approximately $23,000 at 8.25% per annum, was repaid on December 30, 1996.

     The international operations of the Company, principally the offshore development centers, accounted for approximately 4.7%, 6.8%, 6.9% and 9.6% of the Company's total revenues in fiscal years 1994, 1995, and 1996, and for the six-month period ended June 30, 1997, respectively. Most of the Company's international revenues are billed in U.S. dollars. The Company recognizes transaction gains and losses in the period of occurrence. Foreign currency fluctuations in fiscal years 1994, 1995, and 1996, and for the six-month period ended June 30, 1997, did not have a material impact on income from operations as currency fluctuations on revenue denominated in a foreign currency were offset by currency fluctuations on expenses denominated in a foreign currency. There were no material operating trends or effects on liquidity as a result of fluctuations in the functional currency due to the insignificance of the revenues and expenses denominated in foreign currencies. In addition, all significant monetary assets and liabilities are denominated in U.S. dollars, and therefore, the Company does not generally use any types of derivatives to hedge against foreign currency fluctuations, nor does it speculate in foreign currency.

     Inflation did not have a material impact on the Company's revenues or income from operations in fiscal years 1994, 1995, and 1996, and for the six-month period ended June 30, 1997.

     The Company currently anticipates that the proceeds from this offering, together with existing sources of liquidity and cash generated from operations and the initial public offering, will be sufficient to satisfy its cash needs at least through the next twelve months.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

     Statement of Financial Accounting Standards No. 128, "Earnings per Share," was issued in February 1997. The Company will be required to adopt the new standard for the year and quarter ended December 31, 1997. Early adoption of this standard is not permitted. The primary requirements of this standard are:
(i) replacement of primary earnings per share with basic earnings per share, which eliminates the dilutive effect of options and warrants; (ii) use of an average share price in applying the treasury method to compute dilution for options and warrants for diluted earnings per share; and (iii) disclosure reconciling the numerator and denominator of earnings per share calculations. The Company plans to adopt this statement in fiscal year 1997. See Note 5 of Notes to Unaudited Condensed Consolidated Financial Statements.

     Statement of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure," was issued in February 1997. The Company will be required to adopt the new standard for the year ended December 31, 1998. This statement requires specific disclosure regarding the Company's capital structure, including descriptions of the securities comprising the capital structure and the contractual rights of the holders of such securities. The Company plans to adopt this statement in fiscal year 1998.

     Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," was issued in June 1997. The Company will be required to adopt the new standard for the year ended December 31, 1998, although early adoption is permitted. The primary objective of this statement is to report and disclose a measure ("comprehensive income") of all changes in equity of a Company that result from transactions and other economic events of the period other than transactions with owners. The Company will adopt this statement in fiscal year 1998 and does not anticipate that the statement will have a significant impact on its financial statements.

     Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," was issued in June 1997. The Company will be required to adopt the new standard for the year ended December 31, 1998, although early adoption is permitted. This statement requires use of the "management approach" model for segment reporting. The management approach model is based on the way the Company's management organizes segments within the Company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. The Company will adopt this statement in fiscal year 1998.

                                    BUSINESS

SUMMARY

     CBSI is a worldwide provider of IT services to large and mid-size organizations. The Company offers its clients a broad range of IT services, from advising clients on strategic technology plans to developing and implementing appropriate IT applications solutions. CBSI offers custom-tailored solutions based on an assessment of each client's needs. The Company's services include:
(i) Year 2000 conversion and testing services; (ii) large systems applications development and maintenance; (iii) reengineering legacy applications to client/server technology; (iv) client/server applications development; (v) IT consulting services; (vi) packaged software implementation; and (vii) contract programming services.

     CBSI provides services in a wide variety of computing environments and uses leading technologies, including Year 2000 tools, client/server architectures, object-oriented programming languages and tools, distributed database management systems, and the latest network and communications technologies. The Company believes that the breadth of its service offerings fosters long-term client relationships, affords cross-selling opportunities, minimizes dependence on any single technology or client and enables the Company to serve as a single source provider for its clients' IT applications solutions. This single or preferred provider approach is consistent with CBSI's full life-cycle, client-oriented approach to IT solutions.

     CBSI provides IT services to clients in a diverse range of industries. Its clients include American President Lines, Chrysler Corporation, Citibank, Ford Motor Company, IBM, IBM Global Solutions/Foremost Insurance, Lands' End, the State of Indiana, the State of Nevada, S.W.I.F.T., Spartan Stores and UNUM Ltd. During 1996, the Company provided services to over 220 clients in the U.S., Europe and Asia. The Company's strategy is to maximize its client retention rate and secure additional engagements by providing both quality services and client responsiveness. For each of the fiscal years 1994, 1995, and 1996, and for the six-month period ended June 30, 1997, existing clients from the previous fiscal year generated at least 80% of the Company's revenues. These recurring revenues have contributed significantly to the Company's 29% compound annual revenue growth rate over the past five fiscal years.

     Since 1992, CBSI has developed an extensive offshore infrastructure in India, including two modern software development centers in Bangalore and Madras and a training center in Hyderabad. The Company believes this established offshore infrastructure is one of the largest in the industry and differentiates it from those competitors who have no offshore capability, have recently established offshore capability or rely mostly on contract service providers to offer such services. With its offsite and offshore development options, the Company can quickly provide clients with IT applications solutions on a cost-effective basis.

     The Company's goal is to become the preferred provider of IT services to an expanding base of clients. The Company's strategy to achieve this goal is to:
(i) cross-sell services to existing clients; (ii) increase and build upon Year 2000 engagements; (iii) capitalize on significant investments in infrastructure and increase its international capabilities; (iv) develop new and expand recently added service offerings such as Enterprise Resource Planning ("ERP") software package installation and Internet/intranet applications; and (v) pursue targeted acquisitions.

THE IT SERVICES INDUSTRY

     Heightened competition, deregulation, globalization and rapid technological advances are forcing organizations to make fundamental changes in their business processes. These pressures have compelled organizations to improve the quality of products and services, shorten time to market, reduce costs and strengthen client relationships. Increasingly, organizations are addressing these issues by utilizing IT solutions that facilitate the rapid and flexible collection, analysis and dissemination of information. Accordingly, an organization's ability to integrate and deploy new information technologies in a cost-effective manner has become critical to competing successfully in today's rapidly changing business environment.

     During this time of increasing reliance on IT, rapid technological change is challenging the capabilities of MIS departments within these organizations. The pace of this change quickly renders existing IT infrastructure obsolete and makes it more difficult for organizations to maintain the requisite internal expertise needed to evaluate, develop and integrate new technologies. As a result, organizations are increasingly turning to third-party IT service providers to help them develop and support complex IT systems and applications.

     Due to the foregoing factors, demand for IT services has grown significantly. According to industry sources, the worldwide market for IT services was approximately $185 billion in 1995, and is projected to increase to $292 billion in 2000. The worldwide market for systems integration, consulting applications development and outsourcing services was approximately $91 billion in 1994 according to industry sources and is estimated to grow by 16.5% annually through 1999. The domestic IT services market is projected to grow from approximately $75 billion in 1995 to approximately $130 billion in 2000.

     The Year 2000 problem, which prevents existing applications from properly interpreting dates after 1999, represents a significant opportunity for IT services providers. The prevalence and interdependence of date-dependent applications in complex control systems is expected to cause the Year 2000 problem to have a widespread impact on technology-dependent organizations. Industry sources estimate that a typical Fortune 100 company will spend between $50 million and $100 million for Year 2000 services. Smaller companies will also spend significant amounts to solve this problem. Solutions to the Year 2000 problem include: (i) renovation of existing applications with Year 2000 compliant code; (ii) replacement of existing software with Year 2000 compliant software packages; and (iii) reengineering of legacy applications to Year 2000 compliant client/server technologies.

     While the general industry trend is toward client/server architectures, many organizations choose to maintain certain legacy mainframe systems because such systems provide a superior solution to their specific needs or because of the costs required to replace such systems. As university programs cease teaching mainframe related skills and programmers cross-train away from these areas, MIS managers are experiencing increasing difficulty finding affordable, qualified personnel to support the vast number of legacy systems. For these reasons, the maintenance and reengineering of legacy systems continues to represent a substantial opportunity for IT services providers.

THE CBSI SOLUTION

     The CBSI solution enables its clients to use IT as a more effective business tool consistent with their evolving business needs. The following are key attributes of the CBSI solution:

     Provide a Broad Range of IT Services. The Company offers its clients a broad range of IT services from development, reengineering and maintenance of legacy applications systems to client/server applications development, Internet/intranet and other emerging technologies. The Company therefore can serve as the single source for a client's IT applications solutions. The Company provides its services in a wide variety of computing environments and uses technologies that include mainframe and client/server architectures, object-oriented programming languages and tools, distributed database management systems, Year 2000 tools and network and communications technologies.

     Solve Year 2000 Problem. The Company has developed a formal project management methodology, known as The Time Machine 2000, that addresses all aspects of the Year 2000 problem in mainframe, client/server and LAN environments. This methodology helps assure a quality conversion process and addresses application portfolio analysis, impact assessment, strategic planning, conversion, testing and implementation. This methodology is one of a limited number that has been certified by the Information Technology Association of America ("ITAA") as being compliant with the industry standard promulgated by ITAA. The Company has developed Year 2000 conversion factories to provide cost-effective and timely conversion solutions for its clients. The conversion factories, located at both CBSI's U.S. and Indian headquarters, employ professionals who have been specifically trained to meet the particular demands of Year 2000 engagements. The Company also provides Year 2000 enterprise-level consulting and testing services. CBSI has already successfully completed all phases of Year 2000 projects for a division of Chrysler Corporation and for IBM Global Solutions/Foremost Insurance and is currently working on 25 additional Year 2000 projects.

     Offer Flexible Project Delivery. The Company offers its clients a choice among any combination of the following three options for delivery of project work: (i) onsite at the client facility; (ii) offsite at a CBSI development facility in Michigan, California or Illinois; and (iii) offshore at CBSI development facilities in India. These options enable the Company's clients to determine their degree of project oversight and to control the costs and speed of project delivery. Execution of all or part of IT projects offshore can result in significant time and cost savings when compared to domestic delivery of such services. CBSI has developed a formal project management methodology, CBSI Offsite Success Management Methodology ("COSMO"), which is specifically designed to meet the needs of offsite and offshore projects.

     To meet the growing worldwide demand for offshore IT services, the Company has invested in an extensive offshore infrastructure in India, including two ISO 9001 compliant software development centers in Madras and Bangalore. In contrast to competitors who have no offshore capability, have only recently established offshore capability or rely mostly on contract service providers to offer such services, the Company has established an offshore infrastructure which it believes is one of the largest in the industry. The Company employs over 500 professionals in these centers which have the capacity to accommodate approximately 800 professionals. With its offsite and offshore development options, the Company can quickly provide solutions tailored to the IT needs of its clients.

     Recruit and Train Globally. The Company has established a domestic and international network to recruit employees of all experience levels, from recent college graduates to seasoned IT professionals. The Company provides new recruits with up to two months of training in software engineering techniques and key technologies. The Company has made significant investments in two training centers, located in Michigan and India. These centers employ full-time instructors and are equipped with client/server and mainframe hardware, software and development tools. These training resources provide the Company with qualified IT professionals to service its clients' needs.

CBSI GROWTH STRATEGIES

     The Company's goal is to become the preferred provider of IT services to an expanding base of clients. The Company's strategy to achieve this goal includes the following elements:

     Cross-Sell Services to Existing Clients. The Company believes it will grow by continuing to establish and maintain long-term client relationships. The access and goodwill offered by these relationships provide the Company with significant advantages over its competitors in marketing additional services and solutions to such clients. The Company also believes its long-term client relationships and ability to address all of its clients' IT applications needs distinguish the Company from many of its competitors. During 1996, the Company provided services to over 220 clients in the U.S., Europe and Asia. The Company's strategy is to maximize its client retention rate and secure additional engagements by providing quality services and client responsiveness. For each of the fiscal years 1994, 1995, and 1996, and for the six-month period ended June 30, 1997, existing clients from the previous fiscal year generated at least 80% of the Company's revenues.

     Increase and Build Upon Year 2000 Engagements. The Company is actively marketing its Year 2000 conversion capabilities and Year 2000 testing services to existing and new clients. CBSI anticipates that Year 2000 conversion services will represent an increasing percentage of its revenues for the next few years. The Company performs a detailed analysis of clients' existing IT systems and applications in connection with these services. The Company intends to expand its Year 2000 enterprise-level consulting and testing services in mainframe, client/server and LAN environments. The Company's strategy is to leverage its knowledge of clients' IT applications systems obtained during Year 2000 projects into additional engagements involving other services, including maintaining existing applications systems and reengineering to client/server technology, implementing ERP software packages and providing Internet/intranet applications solutions.

     Capitalize and Expand on Significant Investments in Infrastructure and Capabilities and Increase International Capabilities. The Company has made and will continue to make additional significant investments in its offsite and offshore infrastructures as well as its systems, methodologies, training programs and marketing efforts. These investments include two client/server labs, three U.S. software development centers, two offshore software development centers, two training centers and dedicated, high-speed satellite communication links. The Company believes that its existing offshore investments can support a larger organization and in addition, intends to significantly expand its U.S. and offshore facilities.

     Expand Service Offerings. The Company evaluates emerging technologies as a source of additional service offerings for its existing and prospective clients. For example, the Company recently added new service offerings, including Internet/intranet applications and implementation of ERP software packages such as ORACLE, PEOPLESOFT and SAP. The Company anticipates that its broad and expanding range of services will minimize its dependence on any single technology.

     Pursue Targeted Acquisitions. Using either cash or its Common Stock, or a combination thereof, the Company seeks acquisitions that complement its core skills and that have the potential to increase the overall value of the Company, rather than merely increase its revenues. Examples of such companies would include those with specific industry or technical skills that fit well with the Company's existing and targeted client base.

CBSI SERVICES

     The Company offers its clients a broad range of IT services, from advising clients on strategic technology plans to developing and implementing appropriate IT solutions. The Company provides services in the following categories:
--------------------------------------------------------------------------------


    CBSI SERVICES                                         DESCRIPTION
----------------------------------------------------
    Year 2000 Conversion and Testing Services             - Conduct impact assessments and assist clients
                                                          with strategic planning for Year 2000 compliance
                                                          - Renovate existing applications to make them Year
                                                            2000 compliant
                                                          - Replace existing software with Year 2000
                                                          compliant software packages
                                                          - Reengineer legacy applications to Year 2000
                                                          compliant client/server technology
                                                          - Enterprise-level consulting and testing services
-----------------------------------------------------------------------------------------------------------------
    Large Systems Applications Development,               - Design large-scale, complex solutions capable of
    Reengineering and Maintenance                           managing transaction-intensive applications
                                                          - Develop and maintain applications using COBOL,
                                                            CICS, DB2 and other mainframe programming
                                                            environments
-----------------------------------------------------------------------------------------------------------------
    Reengineering Legacy Applications to                  - Reengineer from centralized, mainframe-based
    Client/Server Technology                              systems to open, distributed architecture
                                                          - Preserve core application logic
                                                          - Reengineer existing legacy systems into
                                                          mainframe-based super server in multi-tiered,
                                                            distributed architecture
-----------------------------------------------------------------------------------------------------------------
    Client/Server Applications Development                - Conceptualize and design systems based on
                                                          distributed object-oriented technologies and
                                                            methodologies such as BOOCH and RAMBAUGH
                                                          - Develop applications using SYBASE, SQL Server,
                                                            ORACLE, INFORMIX, and Access databases; Visual
                                                            Basic, Powerbuilder, C++ as graphical user
                                                            interfaces; and UNIX, OS/2 and Windows NT
                                                            operating systems
-----------------------------------------------------------------------------------------------------------------
    Packaged Software Implementation                      - Implement packaged software solutions
                                                            (PEOPLESOFT, ORACLE, SAP, WALKER)
                                                          - Customize software packages to client
                                                          specifications
                                                          - Provide user group training
-----------------------------------------------------------------------------------------------------------------
    IT Consulting Services                                - Provide technical architecture and network
                                                          design, information technology planning, data
                                                            warehousing and business process reengineering
                                                            consulting services
                                                          - Conceptualize and design Internet and intranet
                                                            solutions using Java/Java Script/Java applets
                                                            and HTML
-----------------------------------------------------------------------------------------------------------------
    Contract Programming Services                         - Develop software applications (client/server and
                                                            mainframe)
                                                          - Reengineer software applications across
                                                          platforms
                                                          - Maintain and enhance software applications
                                                            (client/server and mainframe)
-----------------------------------------------------------------------------------------------------------------

     The Company uses both industry-proven and proprietary methodologies to enhance the quality, consistency and efficiency of its projects. All levels of the Company's IT consultants, from entry-level programmers to project managers, are given formal instruction in various aspects of these methodologies. A methodology used by the Company is METHOD/1, which the Company licenses from Andersen Consulting.

CBSI has extended METHOD/1 to incorporate the Company's Time Machine 2000 and COSMO methodologies. The COSMO methodology is specifically designed to meet the needs of offsite and offshore projects. This methodology contains the specific procedures required to coordinate the activities of multiple sites across different time zones. All three methodologies enable CBSI to provide applications development in a controlled manner with repeatable and proven processes. Quality assurance is handled by a common centralized unit. A team of quality specialists performs project quality reviews and inspections, maintains the Company's project management methodologies and assists project managers in estimating costs and executing projects.

SOFTWARE PRODUCTS

     The Company's primary software product offering is the Advanced Program for Educational Computer Solutions ("APECS") software which is licensed by 70 different users. Clients use APECS to manage the business and student records of educational institutions for K-12 school districts and for higher education. The Company provides periodic enhancements to the product and maintenance to the users. APECS systems are installed at major sites throughout the United States. Among the current users are Allentown High School District, Pennsylvania; University of Detroit Mercy, Michigan; Martin County Schools, Florida; and Monroe Community College, Michigan. The Company is currently reengineering this system to a client/server environment. The Company maintains this product at its Madras, India and Lombard, Illinois facilities.

SALES AND MARKETING

     The majority of new sales are generated by the Company's business units, each of which focus on clients within a geographic area or industry group. The manager of each business unit is compensated based on the financial performance of the unit and other contributions to the Company. The business unit manager is responsible for managing client relationships, ensuring the delivery team is performing as expected and identifying new business opportunities. This structure fosters an entrepreneurial atmosphere within each business unit. Because of the relationships the business unit managers maintain with their clients, these managers are positioned to identify opportunities to cross-sell the Company's services. Such relationships also result in a significant number of client referrals.

     The Company also uses telemarketers to establish initial client contact and prequalify potential new clients. Qualified prospective clients are referred to the Company's dedicated sales group, whose backgrounds include both technical and sales experience. This sales group is responsible for identifying clients' needs and promoting the Company's services to potential clients. Once potential clients are further qualified by the sales group, the Company assembles a team consisting of sales group members, the appropriate business unit manager and a project delivery manager. This team makes the client sales call and is ultimately responsible for closing the sale.

     In addition to its sales group, the Company has a dedicated marketing department which works in conjunction with an outside public relations firm. The marketing department is responsible for coordination of all corporate communications, including the scheduling of press conferences to promote the Company's services and delivery methodologies.

CLIENTS

     The Company's largest client, IBM, accounted for 19%, 12% and 9% of the Company's total revenues for fiscal years 1995 and 1996, and for the six-month period ended June 30, 1997, respectively. The IT services provided to IBM were divided among several divisions and subsidiaries. No other client accounted for more than 10% of the Company's revenues for the same periods. During 1996, the Company provided services to over 220 clients in the U.S., Europe and Asia. The Company's strategy is to maximize its client retention rate and secure additional engagements by providing quality services and client responsiveness.

     Organizations to which the Company provided services during the six-month period ended June 30, 1997, include:

                                     YEAR OF
                                      FIRST
               CLIENT               ENGAGEMENT
   Manufacturing:
     Chrysler Corporation.........     1985
     Ford Motor...................     1989
     Johnson Controls.............     1994
   Retail Distributions:
     Spartan Stores...............     1992
     The GAP......................     1993
     Lands' End...................     1996
   Public Sector:
     State of Michigan............     1988
     State of Indiana.............     1992
     State of Nevada..............     1992
   Transportation:
     American President Lines.....     1990

                                     YEAR OF
                                      FIRST
               CLIENT               ENGAGEMENT
   Financial Services:
     S.W.I.F.T....................     1985
     Harris Bank..................     1993
     Bank of America..............     1995
     Citibank.....................     1996
   Insurance:
     UNUM Ltd.....................     1995
     IBM Global Solutions/Foremost
        Insurance.................     1996
   Technology:
     IBM..........................     1989
     Tandem Computers.............     1989
     Union Pacific Technology.....     1992
   Utilities:
     Michigan Consolidated Gas
        Co........................     1992
     Southern California Edison...     1994

REPRESENTATIVE ENGAGEMENTS

     Examples of the Company's engagements, which are representative of the nature of CBSI services and client relationships, are set forth below:

  CLIENT/SERVER-BASED APPLICATIONS DEVELOPMENT/END-TO-END YEAR 2000 CONVERSION PROJECT (OFFSITE/ONSITE)

          Problem. A division of a manufacturer required software enhancements in order to properly process expanded part number codes and dates beyond the year 1999.

          Solution. The Company provided impact assessment, strategic planning, coding, testing and implementation of the required software enhancements. Year 2000 modifications were carried out in accordance with the Company's Time Machine 2000 methodology. The project environment included IMS/DB, DB2, CICS, IMS/DC and COBOL on an IBM mainframe. The majority of work was completed offsite at one of the Company's U.S. software development centers. At its peak, 75 Company IT professionals were assigned to this project, which was completed in nine months.

  LARGE-SCALE APPLICATIONS DEVELOPMENT IN CLIENT/SERVER TECHNOLOGY (OFFSITE)

          Problem. A manufacturing company required IT systems which would tie production volume to international sales forecasts, thereby eliminating undesired inventory build-up.

          Solution. The Company provided a team of project managers, client/server architects and software developers to design, code, test and implement a forecasting application tool using C++, Powerbuilder, APOL, ENTERA and SYBASE. Software design was carried out using object-oriented methodologies, Erwin for database design and Rational Rose for data modeling. At its peak, the project team consisted of 30 Company IT professionals. Two versions of the forecasting application tool have already been delivered, and the Company is currently deploying the latest version at 170+ sites on 5 continents around the world. The project, which is being conducted offsite, has an expected duration of two years.

  REENGINEERING LEGACY APPLICATIONS TO CLIENT/SERVER TECHNOLOGY
(ONSITE/OFFSHORE)

          Problem. An insurance company wanted to replace existing mainframe-based applications with client/server-based applications in order to reduce software maintenance costs.

          Solution. The Company has partnered with this client to redesign its existing systems in a client/server environment under OS/2, SYBASE, and SQL Server as RDBMS using NS-DK as the graphical user interface ("GUI") and C as the development language. This system fully supports the European Monetary Unit. Using a combination of onsite and offshore project teams, the Company was responsible for requirements analysis, as well as for designing, coding, testing and implementing systems. The system was successfully delivered on time and the Company has been retained to provide ongoing maintenance.

  LARGE SYSTEMS APPLICATIONS MAINTENANCE (ONSITE/OFFSHORE)

          Problem. A financial services organization wanted to outsource maintenance of a software application in order to reduce costs and re-deploy its internal IT professionals on new projects.

          Solution. The Company is executing the project both onsite at the client's facilities and offshore at CBSI's Bangalore, India facility. The client uses the Company as the "center of expertise" with respect to the application. A team of 15 Company IT professionals has been assigned to this project for two years. The project environment includes VAX/VMS, Open VMS, DOS, UNIX, Novell NetWare, PROIV, ANSI C and Pascal.

  REENGINEERING LEGACY APPLICATIONS TO CLIENT/SERVER TECHNOLOGY
(ONSITE/OFFSHORE)

          Problem. A grocery wholesaler wanted to reengineer all of its business applications, including Year 2000 conversion.

          Solution. The Company provided the client with the necessary technical expertise onsite to redesign, program, test and implement all of its core software applications. The Company has deployed a project team of 35 IT professionals, which is growing to 60 IT professionals for the Year 2000 conversion. The Company has executed strategic studies through joint application development ("JAD") sessions, business process reengineering and phased design, development and implementation. Some of the client's systems are being reengineered to a client/server platform under a UNIX operating system, using INFORMIX as the database and Visual Basic as the graphical user interface. Mainframe applications to undergo Year 2000 conversion include systems running under DB2, ADABAS, NATURAL and COBOL.

APPLICATIONS MAINTENANCE AND YEAR 2000 CONVERSION SERVICES (ONSITE/OFFSHORE)

          Problem. A utility needed a cost effective solution to application maintenance and Year 2000 conversion requirements for customer service, accounts receivable, inventory and general ledger applications.

          Solution. The Company provided a partnership approach to assume responsibility to maintain and enhance key existing systems using a combined team of offshore and onsite maintenance professionals. By deploying a team of 25 IT professionals onsite, combined with 40 IT professionals offshore, the utility was able to leverage the business knowledge of the Company's onsite team together with the cost advantages of the Company's offshore facility in Madras, India. Using the knowledge gained by the Company's maintenance team for the affected applications, together with the tools, techniques and process from the Company's Time Machine 2000 methodology, the Company began the Year 2000 conversion effort. The applications being maintained and renovated for the Year 2000 include COBOL/CICS/DB2 and IDMS/ADSO mainframe technology.

HUMAN RESOURCES

     The Company's success depends in large part on its ability to attract, develop, motivate and retain highly skilled IT professionals. The Company's strategy for achieving "career-based employment" includes career planning, thorough initial and ongoing training, allocation of assignments in accordance with employee skills and career objectives and a comprehensive benefits package including a Company-matched 401(k) plan, health and dental insurance, short-term disability insurance, a flexible spending account and tuition reimbursement. Since the initial public offering of Common Stock on March 5, 1997, the Company has increased the use of employee stock options as part of its recruitment and retention strategy.

     The Company has 26 full-time employees dedicated to recruiting IT professionals and managing its human resources. The Company's recruiting activities draw on an international pool of IT talent. The

Company has full-time personnel dedicated to handling visa application and compliance issues for international recruits. CBSI actively recruits in the United States, India, England, Australia, New Zealand, the Philippines, Mexico and Singapore. Recruiting methods include advertisement in leading newspapers, trade magazines, the Company's web site and participation in career fairs. The Company also participates in on-campus recruiting for recent college graduates and has hired employees from various schools, including the University of Michigan, Michigan State University, Ohio State University, the University of Notre Dame, Albion College, Loyola College, Indiana University, the University of California and the University of Illinois. During the past two years, the Company has hired 106 recent U.S. college graduates. In addition, the Company's employees are actively involved in referring individuals and screening candidates for new positions.

     The Company has established two employee training centers located in Michigan and India. These training centers employ full-time instructors and are equipped with client/server and mainframe hardware, software and development tools. New college graduates receive two months of full-time classroom instruction in mainframe (IMS, DB2, CICS, COBOL) or client/server (UNIX, C, C++, OS/2 Presentation Manager) skills. This training is followed by one month of self-study. Employees receive full salary and benefits during this training period. Between projects and after business hours, all IT professionals receive ongoing training on a variety of technology platforms. The Company's education and training department helps employees make the transition from legacy to client/server skills by providing cross-platform training in new technologies. In addition to comprehensive technical training, the Company provides extensive training in quality processes and cross-cultural communication skills. In addition, the Company recently began offering training courses to non-employees for a fee. The Company may hire graduates of these training programs.

     As part of its retention efforts, the Company has formulated a strategy for minimizing turnover which emphasizes: (i) human resource management; (ii) contractual limitations effective upon termination of employment; (iii) competitive salaries; (iv) comprehensive benefits; (v) employee stock options; and (vi) deferred compensation.

     The Company's IT professionals typically have Bachelor's or Master's degrees in Computer Science or another technical discipline. As of June 30, 1997, the Company had 1,632 employees comprised of 1,456 IT professionals, 32 sales and marketing personnel and 144 general and administrative personnel. As of June 30, 1997, the Company also had 62 independent contractors working on client engagements.

COMPETITION

     The IT services industry is highly competitive and served by numerous national, regional and local firms, all of which are either existing or potential competitors of the Company. Primary competitors include Cambridge Technology Partners, Information Management Resources, Inc. and Keane, Inc., along with participants from a variety of market segments, including "Big Six" accounting firms, and implementation firms, applications software firms, service groups of computer equipment companies, general management consulting firms, programming companies and temporary staffing firms. The Company believes that the principal competitive factors in the IT services industry include the range of services offered, technical expertise, responsiveness to client needs, speed in delivering IT solutions, quality of service and perceived value. Based on the Company's experience in competitive situations, the Company believes that it competes favorably with respect to these factors. See "Risk Factors -- Competition."

INTELLECTUAL PROPERTY RIGHTS

     The Company relies upon a combination of nondisclosure and other contractual arrangements and trade secret, copyright and trademark laws to protect its proprietary rights and the proprietary rights of third parties from whom the Company licenses intellectual property. The Company enters into confidentiality agreements with its employees and limits distribution of proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights. In addition, the laws of certain foreign countries in which the Company's products are, or may be, developed or sold may not protect the Company's products or intellectual property rights to the same extent as do the laws of the U.S. This lack of protection may impair the Company's ability to protect its intellectual property adequately and could have a material adverse impact on the Company's business. See "Risk Factors -- International Property Rights."

     The Company has developed and owns the proprietary rights for The Time Machine 2000 and COSMO methodologies; however, the copyrights to such methodologies have not been registered. In addition, the Company owns service marks for The Time Machine 2000 and COSMO and has submitted federal trademark applications for each.

     Software developed by the Company in connection with a client engagement is typically assigned to the client. In limited situations, the Company may retain ownership, or obtain a license from its client, which permits CBSI or a third party to market the software for the joint benefit of the client and CBSI or for the sole benefit of CBSI. The Company has also developed and copyrighted or acquired software products which are generally licensed to users pursuant to a license agreement. The Company's software products include APECS, APECS Custom View and Micro APECS Scheduler. APECS is a registered trademark of the Company.

FACILITIES

     The Company leases approximately 50,000 square feet of office space in Farmington Hills, Michigan which is used by the Company's senior management, administrative personnel, human resources and sales and marketing functions. This lease expires on June 15, 2003. The Company also leases facilities in Lombard, Illinois and Milpitas, California.

     In addition, the Company has offshore offices. The Company leases approximately 24,530 square feet of office space in Madras, India which serves as its headquarters in India. This lease expires on January 12, 2002. The Company owns a facility totaling approximately 6,625 square feet in Bangalore, India. The Company also leases facilities in the United Kingdom, Bangalore and Hyderabad, India.

     The Company believes that these facilities are adequate for its anticipated future needs.

LITIGATION

     On February 3, 1997, the Company received a third-party complaint filed against it and other parties by Network Six, Inc. ("NSI") in the Circuit Court of the First Circuit for the State of Hawaii. The third-party claims are asserted in an action that the State of Hawaii has brought against NSI. On January 31, 1997, the Company also received an answer and counterclaim served by NSI in an action brought by the Company against NSI in the Superior Court of the State of Rhode Island. The Company acted as a subcontractor to NSI in connection with the development of software for the State of Hawaii. Additionally, NSI and the Company were parties to a letter of intent, now terminated, for the purpose of exploring a business combination or merger. The Company's suit against NSI in Rhode Island, as well as the State of Hawaii's suit against NSI in Hawaii, arise from the Hawaii software project.

     The allegations of NSI's third-party complaint in the Hawaii action and NSI's counterclaim in the Rhode Island action are substantively identical. NSI alleges that the Company wrongfully used information gained in connection with the letter of intent to attempt to gain control of the State of Hawaii project, interfered with NSI's relationship with the State of Hawaii, employed or solicited the employment of NSI employees in violation of contract, and otherwise breached contractual or other obligations to NSI. NSI seeks damages of $481,139.79 from the Company for services and personnel allegedly provided to it by NSI, damages of $60,000,000 predicated on a decline in the market value of NSI's publicly-traded stock, and other unspecified losses. On May 30, 1997, the Circuit Court of the First Circuit for the State of Hawaii granted the Company's motion to dismiss claims asserting bad faith breach of contract with prejudice, and conspiracy without prejudice.

     The Company believes that it has not breached any contractual or other obligation to NSI as alleged either in the third-party complaint or the counterclaim, and that it possesses meritorious defenses or set-offs to all of NSI's claims. The Company does not believe that NSI's actions will result in material liability to it, or that they will have a material adverse effect on its financial condition, business, or operations, and intends to vigorously contest the claims asserted in both actions.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The Company's executive officers and directors and their respective ages and positions as of June 30, 1997, are as follows:

                NAME                   AGE                           POSITION
Rajendra B. Vattikuti................  45    President, Chief Executive Officer and Director
Timothy S. Manney....................  38    Executive Vice President of Finance and Administration,
                                               Treasurer and Director
Daniel S. Rankin.....................  42    Vice President of Technical Services
Gena M. Lodolo.......................  48    Vice President of Sales
Nanjappa S. Venugopal................  44    Director of Human Resources
Douglas S. Land......................  40    Director
Frank D. Stella......................  78    Director
John A. Stanley......................  59    Director

     Rajendra B. Vattikuti, the founder of the Company, has served as President and Chief Executive Officer and as a Director since the Company's formation in February 1985. From 1983 to 1985, Mr. Vattikuti was Director of M.I.S. for Yurika Foods Corporation. From 1977 to 1983, Mr. Vattikuti was an M.I.S. Project Leader for Chrysler Corporation. Mr. Vattikuti holds a Bachelor of Science degree in Electrical Engineering from the College of Engineering, Guindy (India) and a Master of Science degree in Electrical and Computer Engineering from Wayne State University.

     Timothy S. Manney has served as Executive Vice President of Finance and Administration and Treasurer and as a Director since November 1993. From February 1990 to November 1993, Mr. Manney held various positions with the Company, most recently as Chief Financial Officer. From 1980 until 1990, Mr. Manney was an Audit Manager at Arthur Andersen LLP. He is a member of the Michigan Association of Certified Public Accountants. Mr. Manney holds a Bachelor of Business Administration degree from the University of Michigan.

     Daniel S. Rankin has served as Vice President of Technical Services since September 1994. From September 1990 to September 1994, Mr. Rankin served as Director of Insurance Services for Medstat, Inc. From July 1989 to September 1990, Mr. Rankin held the position of Vice President of Turnkey Systems for the Company. From May 1978 to July 1989, Mr. Rankin served in various positions at Andersen Consulting, during which time he managed several large, multi-year systems-development projects in a variety of computer hardware and software environments. Mr. Rankin holds a Bachelor of Business Administration degree and Master of Business Administration degree from the University of Michigan.

     Nanjappa S. Venugopal has served as Director of Human Resources since October 1996. Mr. Venugopal also served as the business unit manager for the manufacturing sector of the Company from September 1991 to September 1996. From December 1975 to August 1991, he held several technical and managerial positions at Tata Consultancy Services in the U.S., Asia and Europe. From October 1988 to August 1991, Mr. Venugopal was regional manager of Tata's New York office. Mr. Venugopal holds a Bachelor of Mechanical Engineering degree from Bangalore University and a Master of Aeronautical Engineering degree from the Indian Institute of Technology.

     Gena M. Lodolo has served as Vice President of Sales since June 1997. From April 1995 to June 1997, Ms. Lodolo was an independent marketing consultant to manufacturing companies. From January 1986 to April 1995, Ms. Lodolo held various sales related positions at Data General Corporation, including positions as Sales Director, Reseller Division and District Manager, Midwest Division. From March 1982 to January 1986, Ms. Lodolo was employed by Tandem Computers, Inc. as a District Manager. Ms. Lodolo holds a Bachelor of Arts degree from the University of Minnesota.

     Douglas S. Land has served as a Director since November 1993 and as an advisor to the Company since 1988. Mr. Land is the founder and President of Economic Analysis Group, Ltd., a Washington DC-based consulting firm that has been providing financial and economic consulting services since 1983. Mr. Land is also the President and founder of The Chesapeake Group, a financial advisory firm that has been providing consulting to start-up and middle-market firms since 1985. From January 1992 to February 1993, Mr. Land was an Executive Vice President of Hambro Resource Development Incorporated, an affiliate of Hambros Bank London, which provides investment and merchant banking services. Mr. Land holds a Bachelor of Science degree in Economics, a Master of Business Administration degree in Finance and a Master of Arts degree in International Relations from the University of Pennsylvania.

     Frank D. Stella has served as a Director since November 1993. Mr. Stella has served as President of F.D. Stella Products Company, a food service and dining equipment company, since 1946. Mr. Stella was appointed to the Commission for White House Fellows by President Ronald W. Reagan in 1983 and has served as Chairman of the Income Tax Board of Review, City of Detroit, since 1965. Mr. Stella is also a board member of VFS, Inc., an insurance holding company, and a former board member of the Federal Home Loan Bank of Indianapolis. He is also on the boards of several medical and charitable organizations. Mr. Stella holds a degree from the College of Commerce and Finance at the University of Detroit.

     John A. Stanley has served as a Director since June 1997. Mr. Stanley has served as President of European Operations of Lexmark International since March 1991. Previously, he was employed by IBM for 22 years. Mr. Stanley is a graduate of FitzWilliam College, University of Cambridge, England with a Master of Arts degree, and holds a degree in Personnel Management from The London School of Economics.

     The Company's executive officers are appointed annually by, and serve at the discretion of, the Board of Directors. Each executive officer is a full-time employee of the Company. The Company's Board of Directors is divided into three classes. The Board of Directors currently consists of five members. The Board is divided into three classes, whose members serve for staggered three-year terms. Rajendra Vattikuti and Timothy Manney are Class I Directors and will serve a three-year term. Douglas Land and Frank Stella are Class II Directors and will serve a one-year term. John Stanley is a Class III Director and will serve a two-year term. At each annual meeting of shareholders, the appropriate number of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. There are no family relationships between any director or executive officer of the Company.

BOARD COMMITTEES

     The Audit Committee is responsible for reviewing with management the financial controls, accounting, audit and reporting activities of the Company. The Audit Committee reviews the qualifications of the Company's independent auditors, makes recommendations to the Board of Directors regarding the selection of independent auditors, reviews the scope, fees and results of any audit and reviews non-audit services provided by the independent auditors. The members of the Audit Committee are Frank Stella and Douglas Land. All members of the Audit Committee are independent directors.

     The Compensation Committee is responsible for the administration of all salary and incentive compensation plans for the officers and key employees of the Company, including bonuses. The Compensation Committee also administers the Company's 1996 Plan (as hereinafter defined). The members of the Compensation Committee are Frank Stella and John Stanley. Doug Land is a non-voting member of the Compensation Committee. All members of the Compensation Committee are independent directors.

DIRECTOR COMPENSATION

     During 1996, Mr. Land and Mr. Stella were each paid $24,000 for their services provided as directors. During 1996, Mr. Stella was granted a non-incentive stock option to acquire 8,913 shares of Common Stock at an exercise price of $8.41 per share. All directors are reimbursed for travel expenses incurred in connection with attending board and committee meetings. Directors are not entitled to additional fees for serving on committees of the Board of Directors. After the effective date of this offering, the Company shall issue options each year to purchase up to 10,000 shares of Common Stock, as a formula grant, to directors who are not executive officers of the Company.

EXECUTIVE COMPENSATION

     The following table sets forth certain information concerning compensation earned by the Company's Chief Executive Officer and each of the other executive officers whose salary and bonus compensation for the fiscal year ended December 31, 1996 exceeded $100,000 (collectively, the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                       LONG-TERM
                                                                      COMPENSATION
                                                                         AWARDS
                                                                      ------------
                                          ANNUAL COMPENSATION          SECURITIES
                                     ------------------------------    UNDERLYING       ALL OTHER
    NAME AND PRINCIPAL POSITION       SALARY     BONUS      OTHER      OPTIONS(#)    COMPENSATION(3)
Rajendra B. Vattikuti..............  $411,000   $288,000   $ 14,729(1)    --             $3,800
  President and Chief Executive
     Officer
Timothy S. Manney..................   150,000     50,000      2,746(2)    --              3,800
  Executive Vice President of
  Finance and Administration,
  Treasurer
Daniel S. Rankin...................   160,000     35,000      --         --               3,800
  Vice President of Technical
  Services
Nanjappa S. Venugopal..............   100,000     35,000      --         29,711           3,240
  Director of Human Resources
Roy Ely............................   160,621      --         --         --              --
  Executive Vice President of
  Sales(4)
Jennifer Grey......................   102,102      --         --         --               2,450
  Director of Operations(4)

-------------------------
(1) Includes $3,576 representing the imputed value of certain health and life insurance benefits provided by the Company to Mr. Vattikuti and $11,153 representing the personal use of corporate cars. Does not include benefits from certain non-interest bearing loans outstanding during 1996. See "Certain Transactions."

(2) Represents the imputed value of certain health and life insurance benefits provided by the Company.

(3) Represents amount of contribution by the Company on behalf of such individual to the Company's 401(k) Plan.

(4) No longer an employee of the Company.

     The following table sets forth certain information with respect to the grant of incentive stock options by the Company during 1996:

                             OPTION GRANTS IN 1996

                                                                                                  POTENTIAL
                                                                                               REALIZABLE VALUE
                                                      INDIVIDUAL GRANTS                           AT ASSUMED
                                    -----------------------------------------------------        ANNUAL RATES
                                    NUMBER OF      PERCENT OF                                   OF STOCK PRICE
                                    SECURITIES    TOTAL OPTIONS                                  APPRECIATION
                                    UNDERLYING     GRANTED TO                                 FOR OPTION TERM(1)
                                      OPTION      EMPLOYEES IN     EXERCISE    EXPIRATION    --------------------
              NAME                   GRANTED       FISCAL YEAR     PRICE(2)       DATE          5%         10%
Nanjappa S. Venugopal(3)........      29,711           10%          $8.41       9/12/06      $157,142    $398,228

-------------------------
(1) The potential realizable value is calculated based on the term of the option at the time of grant (ten years). Assumed stock price appreciation of 5% and 10% is based on the fair value at the time of grant.

(2) The exercise price equals the fair market value of the Common Stock as of the grant date as determined by the Board of Directors, based upon a contemporaneous independent appraisal.

(3) Mr. Venugopal's options are exercisable in three equal annual installments commencing on September 12, 1997.

     The following table sets forth certain information with respect to the stock options held at December 31, 1996 by the Named Executive Officers below who held options during 1996:

           AGGREGATED OPTION EXERCISES IN 1996 AND 1996 OPTION VALUES

                                                                       NUMBER OF
                                                                 SECURITIES UNDERLYING         VALUE OF UNEXERCISED
                                                                  UNEXERCISED OPTIONS          IN-THE-MONEY OPTIONS
                                 SHARES                             AT YEAR END(#)              AT YEAR END ($)(1)
                               ACQUIRED ON       VALUE        ---------------------------   ---------------------------
            NAME               EXERCISE(#)   REALIZED($)(1)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
Timothy S. Manney............    267,402       $2,083,062       --              --           $  --         $  --
Daniel S. Rankin.............     --              --            --             148,557          --          1,157,259
Nanjappa S. Venugopal........     --              --            --              29,711          --            106,662

-------------------------
(1) Calculated based on the initial public offering price of $12.00 per share, less the exercise price payable for such shares.

EMPLOYEE BENEFIT PLANS

     1996 Stock Option Plan. The Company's 1996 Stock Option Plan (the "1996 Plan") provides for the granting of incentive stock options to employees within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and for the granting to employees, directors and consultants of nonstatutory stock options. The 1996 Plan was adopted by the Board of Directors on July 10, 1996 and approved by the sole shareholder on September 10, 1996. Unless terminated sooner, the 1996 Plan will terminate automatically on December 31, 2006. The Board of Directors has the authority to amend, suspend or terminate the 1996 Plan, subject to any required shareholder approval under applicable law. Notwithstanding the foregoing, no amendment, suspension or termination of the 1996 Plan, without the consent of the holder of a previously granted option, may adversely affect such holder's right under such option.

     Since the inception of the 1996 Plan, options have been granted to approximately 75 employees and a total of 1,623,727 shares of Common Stock are authorized for issuance pursuant to the 1996 Plan. As of the date of this Prospectus, 622,368 shares were outstanding, and 466,266 shares remained available for future grant under the 1996 Plan.

     The 1996 Plan is administered by the Compensation Committee of the Board of Directors (the "Committee"). The Committee has the power to determine the terms of the options granted, including the exercise price, the number of shares subject to the option and the exercisability thereof, and the form of consideration payable upon exercise. Options granted under the 1996 Plan are not generally transferable by the optionee, and each option is exercisable during the lifetime of the optionee only by such optionee. Incentive stock options granted under the 1996 Plan must be exercised within three months of such optionee's termination by death or within twelve months of such optionee's termination by disability, but in no event later than the expiration of the option's term. The exercise price of all incentive stock options granted under the 1996 Plan must be at least equal to the fair market value of the Common Stock on the date of grant. With respect to any employee who owns stock possessing more than 10% of the voting power of all classes of the Company's outstanding capital stock, the exercise price of any incentive stock option granted to such employee must equal or exceed 110% of the fair market value of the Common Stock on the grant date and the term of the option must not exceed five years. The aggregate fair market value of the Common Stock (determined at the time the option is granted) with respect to which incentive stock options granted to an individual first become exercisable in any calendar year shall not exceed $100,000. The term of all options (other than the incentive stock options referred to in the second preceding sentence) may not exceed ten years.

     The 1996 Plan provides that in the event of a merger, consolidation or sale or transfer by the Company of substantially all of its assets, the date of termination of any outstanding options and the date on or after which such options, or any portion of such options not then exercisable may be exercised, shall be advanced to a date fixed by the Committee which date shall be no more than 15 days prior to the date of such merger, consolidation, sale or transfer.

     The Company has agreed to indemnify certain holders of the options against certain liabilities resulting from the holders' involvement with the Company.

     401(k) Plan. The Company maintains a 401(k) profit sharing and defined contribution plan (the "401(k) Plan"). All employees of the Company who have reached 21 years of age and who have completed one year of employment are eligible to participate in the 401(k) Plan, pursuant to which each participant may contribute up to 18% of eligible compensation (up to a statutorily prescribed annual limit of $9,500 in 1997). The Company matches 40% of the contributions made by employees to the 401(k) Plan (up to 6% of eligible compensation). All amounts contributed by employee participants and earnings on these contributions are fully vested at all times. Employee participants may elect to invest their contributions in various established funds.

EMPLOYMENT AGREEMENTS

     In December 1996, the Company entered into an employment agreement with Rajendra B. Vattikuti which became effective March 5, 1997, that provides for his employment as President and Chief Executive Officer for an initial term ending on December 31, 2001. Effective January 1, 1998, the term is automatically extended for an additional year, unless before such date either party shall notify the other of its refusal to extend the term, so that the term of this agreement upon such renewal is always five years. The agreement provides for an annual base salary of $350,000, a bonus in an amount not to exceed the base annual salary, to be determined by the Compensation Committee, and benefits under the Company's benefit plans. Special death and disability benefits also are included. The agreement also provides, among other things, that, if Mr. Vattikuti's employment is terminated by the Company with or without cause for any reason other than willful misconduct, or by Mr. Vattikuti under certain conditions (including a change in control as defined in the agreement), the Company will pay to him an amount equal to 2.99 times his annual base salary and bonus in effect immediately prior to such termination. If the Company terminates Mr. Vattikuti's employment for any reason other than willful misconduct, the Company is obligated to provide certain benefits to Mr. Vattikuti over a period of time. The agreement contains a restrictive covenant that prohibits Mr. Vattikuti from competing anywhere in the world with the Company's business during any period in which he receives compensation and for one year after the cessation of such compensation.

     In December 1996, the Company entered into an agreement with Timothy Manney that provides for his employment as Executive Vice President of Finance and Administration for an initial term ending on December 31, 1999. Effective January 1, 1998, the term is automatically extended for an additional year, unless before such date either party shall notify the other of its refusal to extend the term, so that the term of this agreement upon such renewal is always three years. The agreement provides for an annual base salary of not less than $180,000, a bonus in an amount not to exceed 60% of his base annual salary, to be determined by the Compensation Committee, and benefits under the Company's benefit plans. Special death and disability benefits also are included. The agreement also provides, among other things, that, if Mr. Manney's employment is terminated by the Company without cause, or by Mr. Manney under certain conditions (including a change in control as defined in the agreement), the Company will pay to him an amount equal to 2.5 times his base salary in effect immediately prior to such termination and the greater of his most recent bonus or the bonus received immediately prior to his most recent annual bonus. The agreement contains a restrictive covenant that prohibits Mr. Manney from competing anywhere in the world with the Company's business during any period in which he receives compensation and for one year after the cessation of such compensation.

                              CERTAIN TRANSACTIONS

     In May 1997, Padmaja Vattikuti, Rajendra Vattikuti's wife, purchased 20,290 shares of Common Stock in the open market at a weighted average purchase price of $13 1/2 per share. As a result of the previously unanticipated sale by Mr. Vattikuti, the Company's President and Chief Executive Officer, of certain of his shares of Common Stock in this offering, approximately $285,000 of the proceeds of such sale (representing the difference between the cost basis of Ms. Vattikuti's shares and the sale of 20,290 of Mr. Vattikuti's shares in this offering at the assumed public offering price of $27 1/2 per share) will be paid to the Company as required under Section 16(b) of the Exchange Act.

     Pursuant to an Agreement (the "Acquisition Agreement") among the Company, JF Electra, CBS Mauritius and Mr. Vattikuti, on July 19, 1996, JF Electra acquired a 28% interest in CBS Mauritius for approximately $4.0 million. CBS Mauritius concurrently redeemed, for a purchase price of approximately $2.7 million, all of the shares of CBS Mauritius then owned by the Indian Investment Trust, a revocable grantor trust of which Ms. Vattikuti was the grantor and trustee. Also concurrently, Mr. Vattikuti made a capital contribution to CBSI of approximately $1.1 million and loaned the Company approximately $0.6 million. This loan, including interest of approximately $23,000 at 8.25% per annum, was repaid on December 30, 1996.

     In connection with the investment by JF Electra, the parties to the Acquisition Agreement and CBS India entered into a Shareholders Agreement (the "Shareholders Agreement") that gave JF Electra the right, under certain conditions, to convert its shares of CBS Mauritius into 552,632 shares of Common Stock. In March 1997, JF Electra converted all of its CBS Mauritius shares into Common Stock and JF Electra sold a portion of these shares in the Company's initial public offering. As a result of this conversion, the Shareholders Agreement terminated.

     The Company entered into two note arrangements aggregating $660,000 with Mr. Vattikuti with a weighted average interest rate of approximately 6%. The amount outstanding on these notes was approximately $574,000 as of December 31, 1994. These notes were repaid during 1995.

     During 1994 and 1995, the Company made non-interest bearing advances totaling approximately $87,000 and approximately $177,000, respectively, to Mr. Vattikuti for his personal use. The outstanding advances were repaid in full in 1995. In 1996, the Company made non-interest bearing advances totaling approximately $46,000 to Mr. Vattikuti for his personal use. The outstanding advances were repaid by Mr. Vattikuti on December 30, 1996. In addition, during 1996 CBSI made personal loans in the aggregate amount of approximately $100,000 to Vanaja Gangavarapu. Ms. Gangavarapu is the mother-in-law of Mr. Vattikuti. These loans were short-term, payable on demand and non-interest bearing. The loans were repaid in February 1997. During 1997, Mr. Vattikuti made an approximate $46,000 non-interest bearing advance to the Company. As of June 30, 1997, this advance was still outstanding.

     On December 30, 1996, Timothy Manney exercised his stock options and the Company issued an aggregate of 267,402 shares of Common Stock for an aggregate purchase price of $1,125,000 to Mr. Manney. Pursuant to the terms of the Nonqualified Stock Option Agreement between Mr. Manney and the Company, the Company loaned Mr. Manney $1,125,000 to purchase the shares. The promissory note executed by Mr. Manney provides that the loan matures on April 25, 2006 and bears interest at the rate of 8.25% per annum. Interest on the loan is payable on January 1 and July 1 of each year. Interest payments are not required to be made until Mr. Manney's shares have been registered under the Securities Act. Mr. Manney will use part of the proceeds from the sale of his shares in this offering to repay a portion of the note.

     On December 30, 1996, Douglas Land exercised his stock options and the Company issued an aggregate of 237,691 shares of Common Stock for an aggregate purchase price of $1,000,000 to Mr. Land. Pursuant to the terms of the Nonqualified Stock Option Agreement between Mr. Land and the Company, the Company loaned Mr. Land $1,000,000 to purchase the shares. The promissory note executed by Mr. Land provides that the loan matures on April 25, 2006 and bears interest at the rate of 8.25% per annum. Interest on the loan is payable on January 1 and July 1 of each year. Interest payments are not required to be made until Mr. Land's shares have been registered under the Securities Act. Mr. Land will use part of the proceeds from the sale of his shares in this offering to repay a portion of the note.

     In each of the fiscal years 1994, 1995, and 1996, and for the six-month period ended June 30, 1997, Mr. Land and certain entities affiliated with him earned collectively approximately $226,000, $96,000, $244,000 and $12,000, respectively, for serving as a Director and providing consulting services to the Company. In addition, The Chesapeake Group, an entity affiliated with Mr. Land, earned $100,000 for financial advisory services rendered in connection with this offering, and $160,000 for financial advisory services rendered in connection with the initial public offering on March 5, 1997.

     During 1995 and 1996, CBSI provided consulting services to Little Caesars Enterprises, of which one of the former directors of the Company is a principal shareholder. For services rendered, the Company earned approximately $111,000 in 1995, $216,000 in 1996 and $46,000 in the six-month period ended June 30, 1997.

     Subsequent to March 5, 1997, the Company distributed to certain shareholders approximately $8.8 million from the proceeds of its initial public offering as part of the termination of the Company's S corporation status.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of July 31, 1997, and as adjusted to reflect the sale of the shares offered hereby, by: (i) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock; (ii) each director of the Company; (iii) each of the Named Executive Officers; and (iv) by all executive officers and directors as a group. Except as noted, all persons listed below have sole voting and investment power with respect to their shares of Common Stock, subject to community property laws where applicable.

                                                        BENEFICIAL                           BENEFICIAL
                                                        OWNERSHIP                            OWNERSHIP
                                                    PRIOR TO OFFERING       NUMBER       AFTER OFFERING(1)
                                                   --------------------    OF SHARES    --------------------
                                                   NUMBER OF                 BEING      NUMBER OF
                     NAME                           SHARES      PERCENT     OFFERED      SHARES      PERCENT
Rajendra B. Vattikuti(2).......................    5,942,275     63.9%      750,000     5,192,275     49.1%
JF Electra (Mauritius) Limited(3)..............      352,632      3.8%      165,000       187,632      1.8%
Timothy S. Manney..............................      267,402      2.9%       35,000       232,402      2.2%
Douglas S. Land(4).............................      223,430      2.4%       20,000       203,430      1.9%
Daniel S. Rankin(5)............................       74,279      *          30,000        44,279      *
Frank D. Stella(6).............................        9,952      *              --         9,952      *
Nanjappa S. Venugopal(7).......................        9,903      *              --         9,903      *
John A. Stanley................................        5,650      *              --         5,650      *
Gena M. Lodolo.................................           --        --           --            --        --
Roy Ely(8).....................................           --        --           --            --        --
Jennifer Grey(8)...............................           --        --           --            --        --
All directors and executive officers as a group
  (8 persons)..................................    6,532,891     69.6%      835,000     5,697,891     53.6%

------------------------------
 *  Less than 1%.

(1) Assumes no exercise of the Underwriters' over-allotment option to purchase up to an aggregate of 337,500 shares of Common Stock from the Company or the Selling Shareholders.

(2) The address of Mr. Vattikuti is c/o Complete Business Solutions, Inc., 32605 West Twelve Mile Road, Suite #250, Farmington Hills, Michigan 48334. Does not include 20,290 shares owned by Padmaja Vattikuti, Mr. Vattikuti's wife. Mr. Vattikuti disclaims beneficial ownership of such shares.

(3) The address of JF Electra is 4/F Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius.

(4) Does not include 14,261 shares transferred to certain family members. Mr. Land disclaims beneficial ownership of such shares.

(5) Includes 74,279 shares subject to options currently exercisable, 30,000 of which will be exercised on the date of this Prospectus and sold in this offering.

(6) Includes 4,952 shares subject to options currently exercisable.

(7) Consists of 9,903 shares subject to options which are exercisable September 12, 1997.

(8) No longer an employee of the Company.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, no par value per share, and 1,000,000 shares of preferred stock, no par value per share ("Preferred Stock"). The following description of the capital stock of the Company is a summary, and as such, does not purport to be complete and is subject, and qualified in its entirety by reference to, the more complete descriptions contained in the Restated Articles of Incorporation of the Company, as amended (the "Articles"), and the Bylaws of the Company, as amended, copies of each of which are incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part. The Company currently has outstanding 9,300,000 shares of Common Stock and no shares of Preferred Stock. Upon completion of this offering, the Company will have 10,580,000 outstanding shares of Common Stock and no outstanding shares of Preferred Stock. As of July 30, 1997, there were 37 record holders of Common Stock.

COMMON STOCK

     The Company's authorized common stock consists of 30,000,000 shares of Common Stock which is traded on the Nasdaq National Market. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Company's Board of Directors out of funds legally available therefor. Holders of Common Stock have no preemptive, subscription or redemption rights, and there are no conversion or similar rights with respect to such shares. The outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

     The Company is authorized to issue up to 1,000,000 shares of undesignated Preferred Stock. The Board of Directors has the authority to issue the undesignated Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued shares of undesignated Preferred Stock, as well as to fix the number of shares constituting any series and the designation of such series, without any further vote or action by the shareholders. The Board of Directors, without shareholder approval, may issue Preferred Stock with voting and conversion rights which could materially adversely affect the voting power of the holders of Common Stock. The issuance of Preferred Stock could also decrease the amount of earnings and assets available for distribution to holders of Common Stock. In addition, the issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. At present, the Company has no plans to issue any shares of Preferred Stock. See "Risk Factors -- Anti-Takeover Provisions."

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is First Chicago Trust Company of New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have 10,580,000 shares of Common Stock outstanding. Of these shares, the 2,250,000 shares sold in this offering and the 2,500,000 shares issued in the Company's initial public offering will be freely tradable without restriction or further registration under the Securities Act, except for the 30,940 shares purchased by "affiliates" in the open market and any future purchases by "affiliates" of the Company, as that term is defined under the Securities Act ("Affiliates"), may generally only be sold in compliance with the limitations of Rule 144 described below.

     All of the remaining 5,830,000 shares of Common Stock and the 30,940 shares purchased by the Affiliates in the open market (the Restricted Shares) constitute restricted securities under Rule 144. Of these "Restricted Shares," 5,846,679 will be subject to a lock-up period expiring 90 days after the date of this

Prospectus (the "Lock-Up Period"). Following the Lock-Up Period, 5,846,679 of the Restricted Shares will immediately become eligible for sale, subject, however, to the volume limitations and restrictions (other than the holding period requirement) of Rule 144. The remaining 14,261 Restricted Shares will become eligible for sale under Rule 144 in December 1997. See "Underwriting."

     In general, under Rule 144 of the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year, including a person who may be deemed an Affiliate of the Company, is entitled to sell within any three-month period a number of shares of Common Stock that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume of the Common Stock as reported on the Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 are subject to certain restrictions relating to manner of sale, notice and the availability of current public information about the Company. In addition, under Rule 144(k), a person who is not an Affiliate of the Company at any time 90 days preceding a sale, and who has beneficially owned shares for at least two years, would be entitled to sell such shares without regard to the volume limitations, manner of sale provisions or notice or other requirements of Rule 144.

REGISTRATION RIGHTS

     The Company has entered into stock option agreements with Timothy S. Manney, Douglas S. Land, and Daniel S. Rankin, pursuant to which the Company has granted them certain registration rights. Pursuant to the terms of the stock option agreements with Messrs. Manney and Land, at any time after September 5, 1997, each has the right, subject to certain restrictions set forth in their respective agreements, to require the Company to register under the Securities Act the Common Stock owned by such holders on the date of this offering at the Company's expense. Pursuant to the terms of the stock option agreement with Mr. Rankin, at any time beginning six months after he exercises his options, he will have the right, subject to certain conditions set forth in his agreement, to require the Company to register his Common Stock. In addition, the Company, pursuant to the terms of the stock option agreements, agrees to indemnify Messrs. Manney, Land and Rankin against, among other things, any and all claims, suits, actions or proceedings and against any payments in satisfaction of any related judgment, fine or penalty caused by or resulting from any of their acts, omissions, negligence or wilful conduct resulting from their respective involvement with the Company and its subsidiaries and affiliates.

     The Company intends to file a registration statement on Form S-8 under the Securities Act in September 1997 to register an aggregate of 1,088,634 shares of Common Stock reserved for issuance under the Company's 1996 Plan. See "Management -- Employee Benefit Plans -- 1996 Stock Option Plan." Accordingly, shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, unless such shares are subject to vesting restrictions with the Company or the lock-up agreements described above. As of the date of this Prospectus, options to purchase 622,368 shares of Common Stock were outstanding and 466,266 shares of Common Stock remained available for future grant under the 1996 Plan.

     The Company can make no prediction as to the effect, if any, that market sales of shares of Common Stock or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant numbers of shares of the Common Stock in the public market could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. See "Risk Factors -- Shares Eligible for Future Sale."

                                  UNDERWRITING

     Subject to certain terms and conditions of the Underwriting Agreement, the underwriters named below (the "Underwriters"), have agreed severally to purchase from the Company and the Selling Shareholders, and the Company and the Selling Shareholders have agreed severally to sell to each of the Underwriters, an aggregate of 2,250,000 shares of Common Stock at the public offering price per share less the underwriting discounts and commissions set forth on the cover of this Prospectus. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below:

                                                              NUMBER OF
                        UNDERWRITERS                           SHARES
Donaldson, Lufkin & Jenrette Securities Corporation.........
UBS Securities LLC..........................................
Legg Mason Wood Walker, Incorporated........................

                                                              ---------
     Total..................................................  2,250,000
                                                              =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase the shares of Common Stock offered hereby are subject to approval by their counsel of certain legal matters and to certain other conditions. The Underwriters are obligated to purchase all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any are purchased.

     The Underwriters propose to initially offer the shares of Common Stock in part directly to the public at the price to the public set forth on the cover page of this Prospectus and in part to certain dealers (including the
Underwriters) at such price less a concession not in excess of $       per
share. The Underwriters may allow, and such dealers may re-allow to certain
other dealers, a concession not in excess of $       per share. After this
offering, the public offering price and other selling terms may be changed by the Underwriters.

     Pursuant to the Underwriting Agreement, the Company and certain Selling Stockholders have granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to an aggregate of 337,500 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus less the underwriting discounts and commissions. The Underwriters may exercise such option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase its pro rata portion of such additional shares based on such Underwriter's percentage underwriting commitment as indicated in the preceding table, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters.

     The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof. The Company, its executive officers and directors and the Selling Shareholders have each agreed, subject to certain exceptions, not to (i) offer, pledge, sell, contract to sell, engage in any short sale, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock; or (ii) enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of the Common Stock for a period of 90 days after the date of this Prospectus (the "Lock-Up Period") without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. In addition, all Selling Shareholders holding registration rights have agreed that, without the prior written consent of Donaldson Lufkin & Jenrette Securities Corporation, will not, during the Lock-Up Period, make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock.

     The Chesapeake Group, an entity affiliated with Douglas Land, a shareholder and director of the Company, earned $160,000 for financial advisory services rendered in connection with the Company's initial public offering in March 1997 and $100,000 in connection with this offering.

     The Underwriters and dealers may engage in passive market making transactions in the Common Stock in accordance with Rule 103 of Regulation M promulgated by the Commission. In general, a passive market maker may not bid for or purchase shares of Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two-month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

     In connection with this offering, certain Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot this offering, creating a syndicate short position. In addition, the Underwriters may bid for and purchase shares of Common Stock in the open market to cover syndicate short positions or to stabilize the price of the Common Stock. Finally, the underwriting syndicate may reclaim selling concessions from syndicate members in this offering, if the syndicate repurchases previously distributed Common Stock in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

                                 LEGAL MATTERS

     The validity of the issuance of the Common Stock offered hereby and certain other legal matters in connection with this offering will be passed upon for the Company by Butzel Long, Detroit, Michigan. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Sachnoff & Weaver, Ltd., Chicago, Illinois.

                                    EXPERTS

     The Consolidated Financial Statements as of December 31, 1995 and 1996, and for each of the three years ended December 31, 1996, included in this Prospectus and the Consolidated Financial Statement Schedule included in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, to the extent and for the periods as indicated in their reports with respect thereto, and are included therein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference room of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, and at the public reference facilities at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and North-West Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained at prescribed rates by writing to the Commission, Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. In addition, material filed by CBSI may be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, DC 20006. The Registration Statement, including the exhibits and schedules thereto, may be obtained from the Commission's web site at www.sec.gov.

     The Company has filed with the Commission a Registration Statement on Form S-1 (together with any amendments or supplements thereto, the "Registration Statement") under the Securities Act of 1933, as amended with respect to the shares of Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all the information set forth in the Registration Statement. Such additional information may be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, DC 20549. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and, in each instance, reference is made to the copy of such contract or other documents filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of reports, proxy and information statements and other information regarding registrants that file electronically are available on the Commission's web site.

                      GLOSSARY OF CERTAIN TECHNICAL TERMS

     Architecture. A particular design for bringing together and utilizing selected computer hardware, network systems software and applications software to achieve an overall objective.

     Client/server. The linking or networking of two or more computers to allow multiple users to access and share information. Client/server design is contrasted with "mainframe" design.

     Conversion. The process of converting data and applications from one format to another in connection with an organization's adoption of different, usually more technologically advanced, hardware or software.

     Distributed computing environments. The distribution of hardware and software applications within an organization, across multiple hardware platforms, thereby contributing to overall processing power. Distributed computer environments can use client/server architectures or more proprietary architectures.

     Electronic Data Interchange. Industry standard methods and formats for electronic exchange of business documents such as purchase orders.

     Enterprise Resource Planning. Large, integrated application packages used to manage information on an enterprise-wide basis.

     Graphical user interface. A user interface which typically uses a mouse as a pointing device, icons representing basic computer operations, "what-you-see-is-what-you-get" on-screen page representation and multiple on-screen windows. A graphical user interface is designed to make computer applications easier to operate. Examples of graphical user interfaces are Microsoft Windows and the Macintosh user interface.

     Internet. An open global network of interconnected commercial, educational and governmental computer networks which utilize a common communications protocol.

     Intranet. An organization's private network of its local area networks which utilizes Internet data formats and communications protocols and which may use the Internet's facilities as the backbone for network communications.

     Legacy. As in hardware and applications, which are information technology systems based on older proprietary technologies.

     Mainframe. A centralized computer, capable of handling large amounts of data and interfacing with numerous terminals (end-users), on which an organization maintains information.

     Migration. The process of moving applications and data from one computing environment, such as a mainframe environment, to another, such as client/server environment. Also called reengineering.

     Object-oriented programming. A type of software design in which software elements are linked together as needed to achieve the desired programming result. This style of programming promotes re-usability of objects (data combined with a procedural code) to improve programmer efficiency.

     Operating System. The software that controls the allocation of computer resources to various software applications in order to maximize the efficiency of those resources.

     Relational database management system (RDBMS). A particular style of database management system in which computer data is stored in two-dimensional tables. Each table defines the relationship between the items listed in the rows (data records) and columns (data fields). Data from two or more tables can be related and accessed through common data fields to permit multi-dimensional searching.

     Year 2000. Refers to the software problems resulting from the date change on December 31, 1999 to the year 2000. Many software applications must be modified in order to operate properly after this date.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
Report of Independent Public Accountants....................   F-2
Consolidated Balance Sheets as of December 31, 1995 and
  1996......................................................   F-3
Consolidated Statements of Income for the years ended
  December 31, 1994, 1995, and 1996.........................   F-4
Consolidated Statements of Shareholders' Equity for the
  years ended December 31, 1994, 1995, and 1996.............   F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1994, 1995, and 1996.........................   F-6
Notes to Consolidated Financial Statements..................   F-7
Condensed Consolidated Statements of Income for the three-
  and six-month periods ended June 30, 1997 and 1996........  F-20
Condensed Consolidated Balance Sheets as of June 30, 1997
  and December 31, 1996.....................................  F-21
Condensed Consolidated Statements of Shareholders' Equity
  for the six-month periods ended June 30, 1996, December
  31, 1996, and June 30, 1997...............................  F-22
Condensed Consolidated Statements of Cash Flows for the
  six-month periods ended June 30, 1997 and 1996............  F-23
Notes to Condensed Consolidated Financial Statements........  F-24

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Complete Business Solutions, Inc.:

     We have audited the accompanying consolidated balance sheets of Complete Business Solutions, Inc. (a Michigan corporation) and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Complete Business Solutions, Inc. and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                                             ARTHUR ANDERSEN LLP

Detroit, Michigan,
January 29, 1997.
  (except with respect to the
  matter discussed in Note 13,
  as to which the date is
  February 11, 1997).

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                     DECEMBER 31,
                                                                -----------------------
                                                                  1995           1996
                                                                (DOLLARS IN THOUSANDS)
                           ASSETS
Current assets:
     Cash and cash equivalents..............................     $   830        $ 3,382
     Accounts receivable, net...............................      16,759         19,114
     Unbilled revenues......................................         534          1,627
     Prepaid expenses and other.............................         531          1,136
                                                                 -------        -------
          Total current assets..............................      18,654         25,259
                                                                 -------        -------
Property and equipment, net.................................       3,571          5,167
Computer software, net......................................         992            639
Other assets................................................         206            193
                                                                 -------        -------
          Total assets......................................     $23,423        $31,258
                                                                 =======        =======
            LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Accounts payable.......................................     $ 1,562        $ 2,304
     Accrued payroll and related costs......................       3,895          4,907
     Revolving credit facility..............................       5,350          5,400
     Other accrued liabilities..............................         549            961
     Current portion of deferred revenue....................       1,062          1,124
     Current portion of long-term debt......................         437            486
                                                                 -------        -------
          Total current liabilities.........................      12,855         15,182
                                                                 -------        -------
Deferred revenue, less current portion......................         299            317
Long-term debt, less current portion........................         529            305
Minority interest...........................................         552          1,503
Commitments and contingencies
Shareholders' equity:
     Preferred stock, no par value, 1,000,000 shares
      authorized, none issued...............................          --             --
     Common stock, no par value, 30,000,000 shares
      authorized, 5,942,275 and 6,447,368 shares issued and
      outstanding as of December 31, 1995 and 1996,
      respectively..........................................          --             --
     Additional paid-in capital.............................           1          3,226
     Retained earnings......................................       9,346         13,049
     Stock subscriptions receivable.........................          --         (2,125)
     Cumulative translation adjustment......................        (159)          (199)
                                                                 -------        -------
          Total shareholders' equity........................       9,188         13,951
                                                                 -------        -------
          Total liabilities and shareholders' equity........     $23,423        $31,258
                                                                 =======        =======

   The accompanying notes are an integral part of these consolidated balance sheets.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME

                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               1994      1995      1996
                                                                 (IN THOUSANDS, EXCEPT
                                                                    PER SHARE DATA)
Revenues:
     Professional service fees..............................  $53,696   $64,635   $80,601
     Software products......................................    2,662     2,764     2,640
                                                              -------   -------   -------
          Total revenues....................................   56,358    67,399    83,241
                                                              -------   -------   -------
Cost of revenues:
     Salaries, wages and employee benefits..................   35,219    45,888    53,504
     Contractual services...................................    2,487     1,909     3,712
     Project travel and relocation..........................    3,144     3,126     3,458
     Cost of software products sold.........................    1,802     1,879     1,546
     Depreciation and amortization..........................      184       807     1,082
                                                              -------   -------   -------
          Total cost of revenues............................   42,836    53,609    63,302
                                                              -------   -------   -------
          Gross profit......................................   13,522    13,790    19,939
Selling, general and administrative expenses................   10,887    11,824    15,455
                                                              -------   -------   -------
          Income from operations............................    2,635     1,966     4,484
Interest expense............................................      345       692       539
                                                              -------   -------   -------
          Income before provision for income taxes and
            minority interest...............................    2,290     1,274     3,945
Provision for income taxes..................................       --        --        84
Minority interest...........................................      176       252       158
                                                              -------   -------   -------
          Net income........................................  $ 2,114   $ 1,022   $ 3,703
                                                              =======   =======   =======

                                                                  PRO FORMA
                                                                 INFORMATION
                                                                 (UNAUDITED)
                                                                  (NOTE 14)
Net income as reported......................................  $ 1,022   $ 3,703
Pro forma incremental income tax provision..................      135     1,260
                                                              -------   -------
Pro forma net income........................................  $   887   $ 2,443
                                                              =======   =======
Pro forma net income per common share.......................  $   .12   $   .32
                                                              =======   =======
Pro forma weighted average shares outstanding...............    7,396     7,658
                                                              =======   =======

  The accompanying notes are an integral part of these consolidated financial statements.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                       COMMON       ADDITIONAL                    STOCK        CUMULATIVE         TOTAL
                                       SHARES        PAID-IN      RETAINED    SUBSCRIPTIONS    TRANSLATION    SHAREHOLDERS'
                                     OUTSTANDING     CAPITAL      EARNINGS     RECEIVABLE      ADJUSTMENT        EQUITY
                                                                     (DOLLARS IN THOUSANDS)
Balance -- December 31, 1993.....     5,942,275       $    1      $ 6,210        $    --          $  --          $ 6,211
  Net income.....................            --           --        2,114             --             --            2,114
                                      ---------       ------      -------        -------          -----          -------
Balance -- December 31, 1994.....     5,942,275            1        8,324             --             --            8,325
  Net income.....................            --           --        1,022             --             --            1,022
  Translation adjustment.........            --           --           --             --           (159)            (159)
                                      ---------       ------      -------        -------          -----          -------
Balance -- December 31, 1995.....     5,942,275            1        9,346             --           (159)           9,188
  Net income.....................            --           --        3,703             --             --            3,703
  Translation adjustment.........            --           --           --             --            (40)             (40)
  Capital contribution...........            --        1,100           --             --             --            1,100
  Stock options exercised........       505,093        2,125           --         (2,125)            --               --
                                      ---------       ------      -------        -------          -----          -------
Balance -- December 31, 1996.....     6,447,368       $3,226      $13,049        $(2,125)         $(199)         $13,951
                                      =========       ======      =======        =======          =====          =======

  The accompanying notes are an integral part of these consolidated financial statements.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   YEAR ENDED DECEMBER 31,
                                                                -----------------------------
                                                                 1994       1995       1996
                                                                   (DOLLARS IN THOUSANDS)
Net income..................................................    $ 2,114    $ 1,022    $ 3,703
Adjustments to reconcile net income to net cash provided by
  operating activities:
     Depreciation and amortization..........................      1,082      1,812      2,221
     Provision for doubtful accounts........................        100        105        120
     Minority interest......................................        176        252        158
     Change in assets and liabilities--
       Accounts receivable and unbilled revenues............     (3,503)    (3,164)    (3,601)
       Prepaid expenses and other...........................       (170)        29       (614)
       Other assets.........................................        (33)        (4)        12
       Accounts payable.....................................         83        641        752
       Accrued payroll and related costs and other accrued
          liabilities.......................................        340        261      1,625
       Deferred revenue.....................................        251        312         80
       Other................................................        125         --         --
                                                                -------    -------    -------
            Net cash provided by operating activities.......        565      1,266      4,456
                                                                -------    -------    -------
Cash flows from investing activities:
  Investment in computer software...........................       (313)        --       (566)
  Purchases of property and equipment.......................     (2,155)    (1,618)    (3,097)
  Net repayments on notes receivable -- shareholder.........         54        519          4
                                                                -------    -------    -------
            Net cash used in investing activities...........     (2,414)    (1,099)    (3,659)
                                                                -------    -------    -------
Cash flows from financing activities:
  Net borrowings (payments) on revolving credit facility....      1,500       (100)        50
  Proceeds from issuance of long-term debt..................        500        828        356
  Payments on long-term debt................................       (257)      (346)      (531)
  Proceeds from sale of stock in subsidiary, net............         --         --      3,500
  Repurchase of stock in subsidiary.........................         --         --     (2,708)
  Capital contribution......................................         --         --      1,100
                                                                -------    -------    -------
            Net cash provided by financing activities.......      1,743        382      1,767
                                                                -------    -------    -------
Effect of exchange rate changes on cash.....................         --        (38)       (12)
                                                                -------    -------    -------
Increase (decrease) in cash and cash equivalents............       (106)       511      2,552
Cash and cash equivalents at beginning of period............        425        319        830
                                                                -------    -------    -------
Cash and cash equivalents at end of period..................    $   319    $   830    $ 3,382
                                                                =======    =======    =======

  The accompanying notes are an integral part of these consolidated financial statements.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Operations

     Complete Business Solutions, Inc. (the Company) was founded in 1985. The Company is a worldwide provider of information technology (IT) services to large and mid-size organizations. The Company offers its clients a broad range of IT services, from advising clients on strategic technology plans to developing and implementing appropriate IT solutions.

     The Risk Factors on pages 6 to 13 of this Registration Statement are incorporated herein by reference.

     Common Stock

     The Company, through two resolutions, has effected a 5,942-for-1 forward stock split and an increase in the authorized capital to 30,000,000 shares of Common Stock. Accordingly, the Company's shareholders' equity accounts and the number of shares in the accompanying consolidated financial statements and notes thereto have been retroactively restated to give effect to the forward stock split and the increase in the number of authorized shares of Common Stock.

     Principles of Consolidation and Organization

     The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in the accompanying consolidated financial statements.

     Through July 1996, the Company held a 76% interest in Complete Business Solutions (India) Private Limited (CBS India) with the remaining 24% interest held by an entity affiliated with the Company's shareholder (affiliated entity). In July 1996, the Company formed CBS Complete Business Solutions (Mauritius) Limited (CBS Mauritius) and the Company and the affiliated entity each contributed its ownership interest in CBS India for a similar interest in CBS Mauritius.

     In July 1996, CBS Mauritius sold an ownership interest to an unrelated entity for approximately $3,500, net of transaction costs. Simultaneously, CBS Mauritius repurchased its stock held by the affiliated entity for approximately $2,708 and the Company made a capital contribution of $1,708 to CBS Mauritius. The net loss on this transaction was not material. As of December 31, 1996, the Company owns 72% and the unrelated entity owns 28% of CBS Mauritius, which owns 100% of CBS India.

     The 28% shareholder of CBS Mauritius has an option to convert its ownership interest in CBS Mauritius into an 8.5% ownership interest in the Company during the option period as specified in the CBS Mauritius shareholders' agreement. This 8.5% ownership interest was calculated based upon the outstanding shares of the Company on the date of the shareholders' agreement. This option will be exercised in connection with the Company's contemplated initial public offering. Upon conversion, the Company will issue additional shares of Common Stock and acquire all outstanding minority shares of CBS Mauritius. The acquisition of the minority shares will be accounted for under the purchase method of accounting. The excess of the aggregate purchase price over the fair value of the net assets acquired will be recognized as goodwill. See Note 16 for further discussion on the pro forma effects of this transaction.

     Foreign Currency

     For significant foreign operations, the local currencies have been designated as the functional currencies. The financial statements of these subsidiaries are translated into U.S. dollars using exchange rates in effect at year end for assets and liabilities and at the average rate during the year for revenues and expenses. The resulting foreign currency translation adjustment is reflected as a separate component of shareholders' equity

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

as of December 31, 1995 and 1996. The translation adjustment for the year ended December 31, 1994 was not material.

     Transaction gains and losses, which were not significant in the years presented, are reflected in the consolidated statements of income.

     Cash and Cash Equivalents

     Cash and cash equivalents include investments in highly liquid money market funds with an initial maturity of three months or less.

     Financial Instruments

     The fair values and carrying amounts of certain of the Company's financial instruments, primarily accounts receivable and payable, are approximately equivalent. These financial instruments are classified as current and will be liquidated within the next operating cycle.

     The carrying amount for the revolving credit facility and certain long-term debt approximates fair value due to the variable rate of interest on these notes. The fair value of the fixed-rate debt, which approximates the carrying value, has been estimated based on current rates offered to the Company for debt of the same remaining maturities.

     Property and Equipment

     Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the expected life of the asset or term of the lease, whichever is shorter.

     Revenue Recognition

     The Company recognizes professional service fee revenue on time-and-materials contracts as the services are performed for the clients. Revenues on fixed-priced contracts are recognized using the percentage of completion method. Percentage of completion is determined by relating the actual cost of work performed to date to the estimated total cost for each contract. If the estimate indicates a loss on a particular contract, a provision is made for the entire estimated loss without reference to the percentage of completion. Retainages, which are not material for any of the years presented, are included in accounts receivable in the accompanying consolidated balance sheets. The Company does not have significant contracts whose original duration is in excess of twelve months.

     Software products revenue consists of both license revenue and maintenance revenue. License revenue is recognized when both a software license agreement is signed and the software has been shipped and made available to the customer. Maintenance revenue is recorded as deferred revenue in the consolidated balance sheets when invoiced and is recognized over the term of the maintenance contract, generally one year.

     Unbilled Revenues

     Unbilled revenues represent costs incurred and related earnings not currently billable under the terms of the contract. These amounts are expected to be billed and collected over a period of less than twelve months.

     Computer Software

     The Company performs research to develop software for various business applications. The costs of such research are charged to expense when incurred. When the technological feasibility of the product is established, subsequent costs are capitalized and amortized using the straight-line method over the estimated economic life of the product, generally three years. The establishment of technological feasibility and the

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenue, estimated economic product lives and changes in software and hardware technology. The policy is reevaluated and adjusted as necessary at the end of each accounting period. On an ongoing basis, management reviews the valuation and amortization of capitalized development costs. As part of this review, the Company considers the value of future cash flows attributable to the capitalized development costs in evaluating potential impairment of the asset. The amortization of software development costs was $371, $551 and $719 for the years ended December 31, 1994, 1995 and 1996, respectively.

     Accumulated amortization on computer software amounted to $1,392 and $2,111 as of December 31, 1995 and 1996, respectively.

     Amounts capitalized were $313 and $566 for the years ended December 31, 1994 and 1996, respectively. No amounts were capitalized during the year ended December 31, 1995.

     Amounts charged to expense for research and development of computer software were not material in the periods presented.

     Cost of Software Products Sold

     Cost of software products sold includes salaries, contractual services, project travel and amortization expense related to the Company's software products.

     Income Taxes

     The Company and its shareholders have elected to be taxed under the provisions of Sub-Chapter S of the United States Internal Revenue Code. Under those provisions, the shareholders are liable for individual Federal income taxes on the Company's taxable income. As a result, no provision for United States income taxes has been included in the accompanying consolidated statements of income.

     CBS Mauritius is incorporated in Mauritius and is not subject to income taxes. CBS India is an Indian corporation subject to income taxes. CBS India's operating facilities are located in a free trade zone. Under the Indian Income Tax Act of 1961, the entire profits of a company situated in a free trade zone are exempt from income tax for a period of five consecutive years within the first eight years of operations, at the option of the Company. The Company has opted for this exemption for the years ended March 31, 1992 to March 31, 1996 for its original facility in India. Two other facilities were opened during 1995 and 1996. These facilities may be exempt from income tax until 2002 and 2003, respectively. CBS India also receives various export deductions at all three facilities reducing its regular taxable income. As a result, other than the minimum alternative tax discussed below, no tax provision related to the CBS India income has been required.

     During 1996, the government of India instituted a minimum alternative tax with an effective rate of approximately 13% of CBS India's income. This tax provision has been included in the consolidated statement of income for the year ended December 31, 1996 as a provision for income taxes.

     Termination of S Corporation Election

     Certain events, including the public offering of the Company's Common Stock, will automatically terminate its S corporation status, thereby subjecting future income to Federal and state income taxes at the corporate level. Due to temporary differences in recognition of revenue and expenses, income for financial reporting purposes has exceeded income for income tax purposes. Accordingly, the application of the provisions of SFAS No. 109, "Accounting for Income Taxes" will result in the recognition of deferred tax liabilities and a corresponding charge to expense in the period in which the initial public offering occurs. If the S corporation status had been terminated as of December 31, 1996, this liability would have been approximately $4,982. As a result of certain tax elections made by the Company, approximately $3,876 of this

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

liability will be payable by the shareholders. The remaining liability of approximately $1,106 will be paid by the Company in 1997. This liability has been reflected as deferred taxes in the accompanying consolidated pro forma balance sheet as of December 31, 1996.

     Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. ACCOUNTS RECEIVABLE AND CONCENTRATION OF CREDIT RISK

     Allowance for doubtful accounts was $162 and $214 at December 31, 1995 and 1996, respectively.

     The Company's largest client represents 18%, and 5% of accounts receivable as of December 31, 1995 and 1996, respectively, and represents 29%, 19% and 12% of total revenues for the years ended December 31, 1994, 1995 and 1996, respectively. Revenues from this client are generated by multiple projects for various end users. No other client accounted for more than 10% of total revenues for the three years ended December 31, 1996. In addition, 80%, 82% and 84% of total revenues in each year for the years ended December 31, 1994, 1995 and 1996, respectively, were generated from existing clients from the previous fiscal year.

     The Company grants credit to clients based upon management's assessment of their creditworthiness. Substantially all of the Company's revenues (and the resulting accounts receivable) are from large and mid-size companies, major systems integrators and governmental agencies.

3. PROPERTY AND EQUIPMENT

     As of December 31, 1995 and 1996, property and equipment consisted of the following:

                                                             DECEMBER 31,      ESTIMATED
                                                           -----------------     USEFUL
                                                            1995      1996       LIVES
Equipment................................................  $ 4,422   $ 5,549   3-5 years
Buildings................................................       58       986    31 years
Purchased software.......................................    1,432     1,915   3-5 years
Furniture and fixtures...................................      656       970   5-7 years
Leasehold improvements...................................      230       340     5 years
Automobiles..............................................       84       219     5 years
                                                           -------   -------
                                                             6,882     9,979
Accumulated depreciation.................................   (3,311)   (4,812)
                                                           -------   -------
Property and equipment, net..............................  $ 3,571   $ 5,167
                                                           =======   =======

4. RELATED PARTY TRANSACTIONS

     During July 1996, a shareholder loaned $608 to the Company in exchange for a note. The note was short-term and bore interest at 8.25%. This note and accrued interest of $23 were repaid in December 1996.

     During 1996, CBS India loaned approximately $100 to a related party. This loan was short-term, payable on demand and noninterest bearing.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company entered into two note arrangements aggregating $660 with a shareholder with a weighted average interest rate of approximately 6%. The amount outstanding on the notes was $574 as of December 31, 1994. These notes were repaid during 1995.

     During 1994 and 1995, the Company made non-interest bearing advances totaling $87 and $177, respectively, to a shareholder. The outstanding advances were repaid in 1995. In 1996, the Company made non-interest bearing advances of $46 to the same shareholder for his personal use. The outstanding advances were repaid by the shareholder in December, 1996.

     The Company provided services to a client whose principal shareholder was a former director of the Company. The Company earned approximately $111 and $216 for these services in 1995 and 1996, respectively. No services were provided to this client for the year ended December 31, 1994.

     The Company incurred approximately $135 and $182 for the years ended December 31, 1994 and 1996, respectively, for consulting services provided by an affiliate of an outside director. No consulting services were provided to the Company by the director's affiliate during 1995.

     The above transactions were at prices and terms believed to be equivalent to those available from unrelated parties.

     See Note 1 for additional related party disclosures.

5. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

     Cash paid for interest for the years ended December 31, 1994, 1995 and 1996 was $404, $705 and $553, respectively. Cash paid for income taxes for the year ended December 31, 1996 was $134. There were no income taxes paid during 1994 and 1995.

6. REVOLVING CREDIT FACILITY

     Under a credit arrangement with a commercial bank, the Company may borrow an amount not to exceed the lesser of $16,000 or 80% of trade accounts receivable less than 90 days outstanding at the bank's prime interest rate, or a Eurodollar rate. At December 31, 1995 and 1996, the permitted borrowings under the agreement were approximately $10,500, and $15,187, respectively. The borrowings under the facility are short-term, payable on demand and are secured by trade accounts receivable of the Company.

     The balance outstanding under this agreement at December 31, 1995 and 1996 was $5,350 and $5,400, respectively. Average month-end outstanding borrowings under these arrangements were $4,862, $7,231 and $5,988 for the years ended December 31, 1994, 1995 and 1996, respectively. The weighted average interest rate on the outstanding borrowings was 7.9% and 7.7% at December 31, 1995 and 1996, respectively.

     The Company also has a working capital facility and an equipment line-of-credit aggregating $3,000 and $2,000, respectively, with a commercial bank at the bank's prime interest rate (8.5% and 8.25% at December 31, 1995 and 1996, respectively). The borrowings under the facility and the equipment line-of-credit are short-term, payable on demand and secured by all assets of the Company. No amounts have been borrowed under the working capital facility or the equipment line-of-credit during the years presented.

     The credit agreements contain various restrictive covenants which, among other items, require the Company to maintain certain levels of tangible net worth and a current ratio.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

7. LONG-TERM DEBT

     As of December 31, 1995 and 1996, long-term debt consisted of the following:

                                                              1995    1996
Note payable to a bank, payable in monthly installments of
  $15 plus interest at 9.6% through March, 1988
  collateralized by equipment...............................  $ 408   $ 219
Note payable to a bank, payable in monthly installments of
  $14 plus interest at prime plus .25% (8.75% and 8.5% at
  December 31, 1995 and 1996, respectively) through July
  1997, collateralized by equipment.........................    278      97
Note payable to a bank, payable in monthly installments of
  $8 plus interest at prime (8.5% and 8.25% at December 31,
  1995 and 1996, respectively) through August 1998,
  collateralized by equipment...............................    262     159
Note payable to a bank, payable in monthly installments of
  $10 plus interest at prime (8.25% at December 31, 1996)
  through August 1999, collateralized by equipment..........     --     316
Other.......................................................     18      --
                                                              -----   -----
                                                                966     791
Less -- Current portion.....................................   (437)   (486)
                                                              -----   -----
                                                              $ 529   $ 305
                                                              =====   =====

     Maturities of the principal amounts outstanding at December 31, 1996 are as follows:

1997........................................................           $486
1998........................................................            226
1999........................................................             79
                                                                       ----
                                                                       $791
                                                                       ====

8. SELF-INSURANCE

     The Company is self-insured for health and dental benefits up to $70 per occurrence. Insurance coverage is carried for risks in excess of this amount. The Company has recognized health and dental benefits expense of approximately $1,702, $1,691 and $2,266 for the years ended December 31, 1994, 1995 and 1996, respectively. Estimated claims incurred but not reported were $282 and $300 as of December 31, 1995 and 1996, respectively, and are included in other accrued liabilities in the accompanying consolidated balance sheets. There are no receivables from insurance carriers as of December 31, 1995 and 1996.

9. LEASES

     The Company leases its headquarters, regional offices, equipment and certain automobiles under noncancelable, long-term operating leases.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Rent expense for the years ended December 31, 1994, 1995 and 1996 amounted to approximately $720, $1,005, and $1,030, respectively. The future minimum lease payments required under these operating leases for the years ending December 31, are as follows:

1997........................................................           $  970
1998........................................................              828
1999........................................................              904
2000........................................................              938
2001........................................................              942
Thereafter..................................................            1,356
                                                                       ------
                                                                       $5,938
                                                                       ======

10. STOCK OPTIONS

     The Company maintains a Stock Option Plan (the Plan). Under the Plan, eligible employees and directors may be granted either Incentive Stock Options
(ISOs) or Non-Incentive Stock Options (NISOs) at the discretion of the Board of Directors. There are 1,623,727 shares of Common Stock authorized for grant under the Plan. Options under the Plan are granted at fair value on the date of grant as determined by an independent appraisal, therefore, no compensation expense has been recognized. The options vest over periods ranging from one to four years.

     The stock option agreements provide for the option holder to exercise the options in exchange for a promissory note payable to the Company over a period of at least five years for NISOs and at least two years for ISOs. These notes are full recourse and bear interest at the prime rate of interest determined at the date of exercise. In December 1996, 505,093 NISOs were exercised. In connection therewith, the Company loaned the option holders approximately $2,125 to purchase the shares, which has been reflected as stock subscriptions receivable as of December 31, 1996 in the shareholders' equity section of the accompanying consolidated balance sheet. The promissory notes executed by the option holders provide that the loans mature on April 25, 2006 and bear interest at the rate of 8.25% per annum. Interest on the loans is payable on January 1 and July 1 of each year. Interest payments are not required to be made until the shares have been registered under the Securities Act.

     The Company has elected to provide the pro forma disclosures, as permitted under the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the Plan within the accompanying consolidated statements of income. Had compensation expense for the Plan been determined based on the fair value at the grant date for awards in 1995 and 1996 consistent with the provisions of SFAS No. 123, the Company's pro forma net income and pro forma net income per common share would have been reduced to the amounts indicated below:

                                                              1995    1996
Pro forma net income --
  As reported...............................................  $887   $2,443
  SFAS No. 123 pro forma....................................   772    1,844
Pro forma net income per common share --
  As reported...............................................   .12      .32
  SFAS No. 123 pro forma....................................   .10      .24

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     A summary of the status of the Plan at December 31, 1995 and 1996 and changes during the years then ended is presented in the table below:

                                                       1995                   1996
                                                -------------------   --------------------
                                                          WTD. AVG.              WTD. AVG.
                                                          EXERCISE               EXERCISE
                                                SHARES      PRICE      SHARES      PRICE
Outstanding, beginning of year................       --     $  --      668,506     $4.21
Granted.......................................  668,506      4.21      297,411      8.41
Exercised.....................................       --        --     (505,093)     4.21
                                                -------     -----     --------     -----
Outstanding, end of year......................  668,506     $4.21      460,824     $6.92
                                                =======     =====     ========     =====
Exercisable, end of year......................       --     $  --        4,952     $4.21
                                                =======     =====     ========     =====
Weighted average fair value of options
  granted.....................................    $1.11                  $1.90
                                                =======               ========

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for the 1995 and 1996 grants: risk-free rate of interest of 6.20% and 7.04%, respectively; dividend yield of 0%; and expected lives of 10 years.

11. BENEFIT PLAN

     The Company maintains the Complete Business Solutions, Inc. Incentive Savings Plan and Trust (the 401(k) Plan). All employees of the Company are eligible to participate in the 401(k) Plan once they have completed one year of service and have attained age 21.

     The 401(k) Plan is a defined contribution plan, qualified as a profit sharing plan under Section 401(k) of the Internal Revenue Code. The 401(k) Plan allows eligible employees to contribute up to 18% of their compensation with the Company matching a percentage of the contributions. The matching contribution percentages and maximum Company match (as a percentage of the participant's compensation) for each plan year are as follows:

                                                                MATCHING     MAXIMUM
                                                                COMPANY      COMPANY
                                                              CONTRIBUTION    MATCH
1994........................................................       30%         1.8%
1995........................................................       40%         2.4%
1996........................................................       40%         2.4%

     Matching contributions made by the Company amounted to approximately $183, $301 and $406 for the years ended December 31, 1994, 1995 and 1996, respectively. The Company may also make an additional contribution, at its discretion, to the 401(k) Plan. No such additional contributions have been made to date.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

12. GEOGRAPHIC OPERATIONS INFORMATION

     The following table summarizes selected financial information of the Company's operations by geographic location:

                                                                YEAR ENDED DECEMBER 31,
                                                             -----------------------------
                                                              1994       1995       1996
Revenues --
  United States..........................................    $55,220    $65,906    $80,678
  India..................................................      1,885      3,390      3,399
  Other international....................................        760      1,196      2,350
  Intersegment...........................................     (1,507)    (3,093)    (3,186)
                                                             -------    -------    -------
     Total...............................................    $56,358    $67,399    $83,241
                                                             =======    =======    =======
Income From Operations --
  United States..........................................    $ 1,927    $   846    $ 3,708
  India..................................................        568        897        680
  Other international....................................        140        223         96
                                                             -------    -------    -------
     Total...............................................    $ 2,635    $ 1,966    $ 4,484
                                                             =======    =======    =======
Identifiable Assets --
  United States..........................................    $19,509    $21,607    $23,838
  India..................................................        980      1,320      3,966
  Other international....................................        251        496      3,454
                                                             -------    -------    -------
     Total...............................................    $20,740    $23,423    $31,258
                                                             =======    =======    =======

13. COMMITMENTS AND CONTINGENCIES

     The Company has received a third-party complaint filed against it and other parties on February 3, 1997, by Network Six, Inc. ("NSI") in the Circuit Court of the First Circuit for the State of Hawaii. The third-party claims are asserted in an action that the State of Hawaii has brought against NSI. The Company has also received an answer and counterclaim, dated January 31, 1997, served by NSI in an action brought by the Company against NSI in the Superior Court of the State of Rhode Island. The Company acted as a subcontractor to NSI in connection with the development of software for the State of Hawaii. Additionally, NSI and the Company were parties to a letter of intent, now terminated, for the purpose of exploring a business combination or merger. The Company's suit against NSI in Rhode Island, as well as the State of Hawaii's suit against NSI in Hawaii, arise from the Hawaii software project.

     The allegations of NSI's third-party complaint in the Hawaii action and NSI's counterclaim in the Rhode Island action are substantively identical. NSI alleges that the Company wrongfully used information gained in connection with the letter of intent to attempt to gain control of the State of Hawaii project, interfered with NSI's relationship with the State of Hawaii, employed or solicited the employment of NSI employees in violation of contract, and otherwise breached contractual or other obligations to NSI. NSI seeks damages of approximately $481 from the Company for services and personnel allegedly provided to it by NSI, damages of $60,000 predicated on a decline in the market value of NSI's publicly-traded stock, and other unspecified losses.

     The Company believes that it has not breached any contractual or other obligation to NSI as alleged either in the third-party complaint or the counterclaim, and that it possesses meritorious defenses or set-offs to all of NSI's claims. The Company does not believe that NSI's actions will result in material liability to it, or that they will have a material adverse effect on its financial condition, business, or operations, and intends to vigorously contest the claims asserted in both actions.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company is also, from time to time, a party to ordinary, routine litigation incidental to the Company's business. After discussion with its legal counsel, the Company does not believe that the ultimate resolution of any other existing matter will have a material adverse effect on its financial condition, results of operations or cash flows.

14. PRO FORMA AND SUPPLEMENTAL NET INCOME PER COMMON SHARE (UNAUDITED)

Pro Forma Statement of Income Information

     The pro forma adjustments for the incremental income tax provision included in the accompanying consolidated statements of income reflects the additional provision for Federal and state income taxes at the effective income tax rate as if the Company had been taxed as a C corporation and no foreign tax holidays had been granted during the periods presented. The differences between the United States Federal statutory rate and the consolidated effective rate are as follows:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1995     1996
Statutory Federal income tax rate...........................      34.0%    34.0%
State income taxes, net of Federal tax effect...............       3.0      3.0
Tax rate differences on foreign earnings not subject to U.S.
  tax.......................................................     (26.6)    (2.4)
Other.......................................................       2.8      0.9
                                                                ------    -----
                                                                  13.2%    35.5%
                                                                ======    =====

     The Company considers all undistributed earnings of foreign subsidiaries to be permanently invested. Therefore, no United States income taxes have been provided on these earnings.

     Pro forma weighted average shares outstanding is based on the following:
(i) the weighted average number of shares of Common Stock outstanding; (ii) the dilutive effect of outstanding Common Stock equivalents; (iii) the stock options and convertible shares issued during the twelve months immediately preceding the offering date (using the treasury stock method and the proposed initial public offering price per share) for all periods presented; and (iv) the sale of a sufficient number of shares of the Company's common stock necessary to provide funds to pay the cash portion of the S corporation distribution.

     Pro forma fully diluted earnings per share approximates primary earnings per share for the years ended December 31, 1995 and 1996.

Supplemental

     Supplemental net income per common share reflects: (i) pro forma net income; (ii) the elimination of interest expense related to the use of proceeds, net of related income tax effects using an assumed effective tax rate; and (iii) the issuance of shares of Common Stock, the net proceeds of which are used to repay indebtedness. Supplemental net income for the years ended December 31, 1995 and 1996 was $1,515, and $2,836, respectively. Supplemental net income per common share for the same periods was $.19, and $.35, respectively.

15. SUBSEQUENT EVENTS (UNAUDITED)

     In connection with the proposed initial public offering by the Company, subsequent to December 31, 1996, the following transactions are anticipated to occur:

          (i) termination of the Company's S corporation status as described in
     Note 1. In connection with this termination, the Company will be required to record deferred tax liabilities with a corresponding tax provision in accordance with SFAS 109 in the period the termination occurs; and

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

          (ii) the issuance of 552,632 shares of the Company's Common Stock in exchange for the 28% minority interest in CBS Mauritius.

16. INITIAL PUBLIC OFFERING AND RELATED TRANSACTIONS (UNAUDITED)

     On December 20, 1996, the Company filed a Registration Statement on Form S-1 with the Securities and Exchange Commission for the sale of its Common Stock. The net proceeds to the Company from this offering are intended to be used for: payment of undistributed S corporation earnings estimated to be $9,000; the repayment of existing debt, estimated to be $3,000 at the closing date ($6,191 at December 31, 1996); expansion of existing operations, including the Company's offshore software development operations; development of new service lines and possible acquisitions of related businesses; and general corporate purposes, including working capital.

     The unaudited pro forma consolidated balance sheet shown below as of December 31, 1996 gives effect to the following transactions as if such transactions occurred on that date: (i) the sale of shares of Common Stock by the Company, at the initial public offering price of $12.00 per share and the application of the estimated net proceeds therefrom; (ii) recording of deferred tax liabilities upon termination of the Company's S corporation status; (iii) the transfer of undistributed retained earnings to additional paid-in capital; and (iv) issuance of 552,632 shares of Common Stock in exchange for the 28% minority interest in CBS Mauritius, including the elimination of the minority interest.

                                                                    DECEMBER 31, 1996
                                                          --------------------------------------
                                                          HISTORICAL    ADJUSTMENTS    PRO FORMA
Current assets:
  Cash and cash equivalents...........................     $ 3,382       $  9,077       $12,459
  Other...............................................      21,877             --        21,877
                                                           -------       --------       -------
       Total current assets...........................      25,259          9,077        34,336
                                                           -------       --------       -------
Property and equipment, net...........................       5,167             --         5,167
Computer software, net................................         639             --           639
Goodwill..............................................          --          2,931         2,931
Other assets..........................................         193             --           193
                                                           -------       --------       -------
       Total assets...................................     $31,258       $ 12,008       $43,266
                                                           =======       ========       =======
Current liabilities:
  Current portion of long-term debt...................     $   486       $   (486)      $    --
  Revolving credit facility...........................       5,400         (5,400)           --
  Deferred taxes......................................          --            767           767
  Other...............................................       9,296             --         9,296
                                                           -------       --------       -------
       Total current liabilities......................      15,182         (5,119)       10,063
                                                           -------       --------       -------
Deferred revenue, less current portion................         317             --           317
Long-term debt, less current portion..................         305           (305)           --
Deferred taxes........................................          --            339           339
Minority interest.....................................       1,503         (1,503)           --
Shareholders' equity:
  Common and preferred stock..........................          --             --            --
  Additional paid-in capital..........................       3,226         31,645        34,871
  Retained earnings...................................      13,049        (13,049)           --
  Stock subscriptions receivable......................      (2,125)            --        (2,125)
  Cumulative translation adjustment...................        (199)            --          (199)
                                                           -------       --------       -------
       Total shareholders' equity.....................      13,951         18,596        32,547
                                                           -------       --------       -------
       Total liabilities and shareholders' equity.....     $31,258       $ 12,008       $43,266
                                                           =======       ========       =======

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The unaudited pro forma consolidated statements of income shown below for the years ended December 31, 1995 and 1996, give effect to the following transactions as if such transactions had occurred as of the beginning of the periods:

          (i) amortization of goodwill over a period of 20 years as a result of the Company's purchase of the 28% minority interest in CBS Mauritius, including the elimination of the minority interest;

          (ii) elimination of interest expense to give effect to the repayment of the Company's revolving credit facility and long-term debt;

          (iii) provision for Federal and state income taxes at the effective income tax rate as if the Company had been taxed as a C corporation and no foreign tax holidays had been granted during the periods presented. The tax provision was computed as follows:

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                                ------------------
                                                                1995          1996
Statutory Federal income tax rate...........................     34.0%        34.0%
State income taxes, net of Federal tax effect...............      1.7          2.7
Tax rate differences on foreign earnings not subject to U.S.
  tax.......................................................    (19.6)        (3.0)
Amortization of goodwill....................................      3.4          1.4
Other.......................................................      1.6          0.8
                                                                -----         ----
                                                                 21.1%        35.9%
                                                                =====         ====

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

          (iv) reflects pro forma weighted average shares of Common Stock, plus the portion of Common Stock sold in the Company's initial public offering needed to generate proceeds sufficient to repay the Company's revolving credit facility and long-term debt at the end of each period.

                                                             YEAR ENDED DECEMBER 31, 1995
                                                        ---------------------------------------
                                                                                        PRO
                                                        HISTORICAL    ADJUSTMENTS      FORMA
Revenues............................................     $67,399        $   --       $   67,399
Cost of revenues....................................      53,609            --           53,609
                                                         -------        ------       ----------
  Gross profit......................................      13,790            --           13,790
Selling, general and administrative expenses........      11,824            --           11,824
Amortization of goodwill............................          --           147              147
                                                         -------        ------       ----------
  Income from operations............................       1,966          (147)           1,819
Interest expense (income)...........................         692          (724)             (32)
                                                         -------        ------       ----------
  Income before provision for income taxes and
     minority interest..............................       1,274           577            1,851
Provision for income taxes..........................          --           391              391
Minority interest...................................         252          (252)              --
                                                         -------        ------       ----------
  Net income........................................     $ 1,022        $  438       $    1,460
                                                         =======        ======       ==========
Pro forma net income per share......................                                 $      .18
                                                                                     ==========
Pro forma weighted average shares outstanding.......                                  7,961,000
                                                                                     ==========

                                                             YEAR ENDED DECEMBER 31, 1996
                                                        ---------------------------------------
                                                                                        PRO
                                                        HISTORICAL    ADJUSTMENTS      FORMA
Revenues............................................     $83,241        $   --       $   83,241
Cost of revenues....................................      63,302            --           63,302
                                                         -------        ------       ----------
  Gross profit......................................      19,939            --           19,939
Selling, general and administrative expenses........      15,455            --           15,455
Amortization of goodwill............................          --           147              147
                                                         -------        ------       ----------
  Income from operations............................       4,484          (147)           4,337
Interest expense (income)...........................         539          (610)             (71)
                                                         -------        ------       ----------
  Income before provision for income taxes and
     minority interest..............................       3,945           463            4,408
Provision for income taxes..........................          84         1,498            1,582
Minority interest...................................         158          (158)              --
                                                         -------        ------       ----------
  Net income........................................     $ 3,703        $ (877)      $    2,826
                                                         =======        ======       ==========
Pro forma net income per share......................                                 $      .34
                                                                                     ==========
Pro forma weighted average shares outstanding.......                                  8,213,000
                                                                                     ==========

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                                            THREE MONTHS ENDED     SIX MONTHS ENDED
                                                                 JUNE 30,              JUNE 30,
                                                            ------------------    ------------------
                                                             1997       1996       1997       1996
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                          (UNAUDITED)
Revenues................................................    $26,662    $20,420    $50,937    $39,548
Cost of revenues:
  Salaries, wages and employee benefits.................     15,774     13,566     30,490     26,103
  Contractual services..................................      2,137        777      3,905      1,496
  Project travel and relocation.........................      1,275        793      2,345      1,488
  Depreciation and amortization.........................        293        382        657        715
                                                            -------    -------    -------    -------
          Total cost of revenues........................     19,479     15,518     37,397     29,802
                                                            -------    -------    -------    -------
          Gross profit..................................      7,183      4,902     13,540      9,746
Selling, general and administrative expenses............      4,809      3,618      9,385      7,231
                                                            -------    -------    -------    -------
          Income from operations........................      2,374      1,284      4,155      2,515
Interest expense (income)...............................       (313)       159       (378)       300
                                                            -------    -------    -------    -------
          Income before provision for income taxes and
            minority interest...........................      2,687      1,125      4,533      2,215
Provision for income taxes..............................        856         19      1,991         36
Minority interest.......................................         --         78         82        113
                                                            -------    -------    -------    -------
          Net income....................................    $ 1,831    $ 1,028    $ 2,460    $ 2,066
                                                            =======    =======    =======    =======

                                                                           PRO FORMA INFORMATION
                                                                                (UNAUDITED)
                                                                       -----------------------------
Net income as reported..................................               $ 1,028    $ 2,460    $ 2,066
Adjustment to provision for income taxes................                   385       (560)       759
                                                                       -------    -------    -------
Net income..............................................               $   643    $ 3,020    $ 1,307
                                                                       =======    =======    =======
Net income per common share.............................    $   .19    $   .08    $   .35    $   .17
                                                            =======    =======    =======    =======
Weighted average shares outstanding.....................      9,600      7,627      8,712      7,576
                                                            =======    =======    =======    =======

  The accompanying notes are an integral part of these condensed consolidated financial statements.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                 JUNE 30,      DECEMBER 31,
                                                                   1997            1996
                                                                  (DOLLARS IN THOUSANDS)
                                                                        (UNAUDITED)
                           ASSETS
Current assets:
  Cash and cash equivalents.................................      $17,763        $ 3,382
  Accounts receivable, net..................................       21,141         20,741
  Prepaid expenses and other................................        1,303          1,136
                                                                  -------        -------
     Total current assets...................................       40,207         25,259
                                                                  -------        -------
Property and equipment, net.................................        5,076          5,167
Goodwill, net...............................................        2,882             --
Other assets................................................          613            832
                                                                  -------        -------
     Total assets...........................................      $48,778        $31,258
                                                                  =======        =======
            LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................      $ 3,051        $ 2,304
  Accrued payroll and related costs.........................        5,405          4,907
  Revolving credit facility.................................           --          5,400
  Distribution and loan payable to shareholders.............          422             --
  Current portion of deferred revenue.......................        1,866          1,124
  Current portion of long-term debt.........................           --            486
  Other accrued liabilities.................................        1,951            961
                                                                  -------        -------
     Total current liabilities..............................       12,695         15,182
                                                                  -------        -------
Deferred revenue, less current portion......................          262            317
Long-term debt, less current portion........................           --            305
Deferred taxes..............................................          300             --
Minority interest...........................................           --          1,503
Commitments and contingencies
Shareholders' equity:
  Preferred stock, no par value, 1,000,000 shares
     authorized, none issued................................           --             --
  Common stock, no par value, 30,000,000 shares authorized,
     9,300,000 and 6,447,368 shares issued and outstanding
     as of June 30, 1997 and December 31, 1996,
     respectively...........................................           --             --
  Additional paid-in capital................................       35,803          3,226
  Retained earnings.........................................        2,117         13,049
  Stock subscriptions receivable............................       (2,125)        (2,125)
  Cumulative translation adjustment.........................         (274)          (199)
                                                                  -------        -------
     Total shareholders' equity.............................       35,521         13,951
                                                                  -------        -------
     Total liabilities and shareholders' equity.............      $48,778        $31,258
                                                                  =======        =======

  The accompanying notes are an integral part of these condensed consolidated balance sheets.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES

           CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                    COMMON      ADDITIONAL                  STOCK       CUMULATIVE        TOTAL
                                    SHARES       PAID-IN     RETAINED   SUBSCRIPTIONS   TRANSLATION   SHAREHOLDERS'
                                  OUTSTANDING    CAPITAL     EARNINGS    RECEIVABLE     ADJUSTMENT       EQUITY
                                                               (DOLLARS IN THOUSANDS)
                                                                     (UNAUDITED)
Balance -- December 31, 1995....   5,942,275     $     1     $  9,346      $    --         $(159)        $ 9,188
Net income......................          --          --        2,066           --            --           2,066
Translation adjustment..........          --          --           --           --           (27)            (27)
                                   ---------     -------     --------      -------         -----         -------
Balance -- June 30, 1996........   5,942,275           1       11,412           --          (186)         11,227
                                   ---------     -------     --------      -------         -----         -------
Net income......................          --          --        1,637           --            --           1,637
Translation adjustment..........          --          --           --           --           (13)            (13)
Capital contribution............          --       1,100           --           --            --           1,100
Stock options exercised.........     505,093       2,125           --       (2,125)           --              --
                                   ---------     -------     --------      -------         -----         -------
Balance -- December 31, 1996....   6,447,368       3,226       13,049       (2,125)         (199)         13,951
                                   ---------     -------     --------      -------         -----         -------
Net income......................          --          --        2,460           --            --           2,460
Translation adjustment..........          --          --           --           --             2               2
Conversion of minority
  shareholder...................     552,632       4,593           --           --           (77)          4,516
Initial public offering, net....   2,300,000      23,792           --           --            --          23,792
Distribution to shareholders....          --          --       (9,200)          --            --          (9,200)
Recapitalization................          --       4,192       (4,192)          --            --              --
                                   ---------     -------     --------      -------         -----         -------
Balance -- June 30, 1997........   9,300,000     $35,803     $  2,117      $(2,125)        $(274)        $35,521
                                   =========     =======     ========      =======         =====         =======

  The accompanying notes are an integral part of these condensed consolidated financial statements.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   SIX MONTHS ENDED
                                                                       JUNE 30,
                                                                -----------------------
                                                                  1997           1996
                                                                (DOLLARS IN THOUSANDS)
                                                                      (UNAUDITED)
Net income..................................................     $ 2,460        $ 2,066
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization.............................       1,195          1,098
  Provision for doubtful accounts...........................         150             60
  Minority interest.........................................          82            113
  Change in assets and liabilities --
     Accounts receivable....................................        (550)        (3,815)
     Prepaid expenses and other.............................        (167)          (103)
     Accounts payable.......................................         747            (68)
     Accrued payroll and related costs and other
      liabilities...........................................       1,574            504
     Deferred revenue.......................................         687            150
     Other..................................................         303             (2)
                                                                 -------        -------
       Net cash provided by operating activities............       6,481              3
                                                                 -------        -------
Cash flows from investing activities:
  Investment in computer software...........................          --           (407)
  Purchases of property and equipment.......................        (876)        (1,019)
                                                                 -------        -------
       Net cash used in investing activities................        (876)        (1,426)
                                                                 -------        -------
Cash flows from financing activities:
  Net borrowings (payments) on revolving credit facility....      (5,400)         1,500
  Payments on long-term debt................................        (791)          (259)
  Net proceeds from issuance of common stock................      23,792             --
  S corporation distribution................................      (8,825)            --
                                                                 -------        -------
       Net cash provided by financing activities............       8,776          1,241
                                                                 -------        -------
Effect of exchange rate changes on cash.....................          --             (7)
                                                                 -------        -------
Increase (decrease) in cash and cash equivalents............      14,381           (189)
                                                                 -------        -------
Cash and cash equivalents at beginning of period............       3,382            830
                                                                 -------        -------
Cash and cash equivalents at end of period..................     $17,763        $   641
                                                                 =======        =======

Supplemental disclosures of cash flow information:
  Cash paid during the period for:
     Interest...............................................     $    69        $   266
     Income taxes...........................................     $ 1,678        $    --

  The accompanying notes are an integral part of these condensed consolidated financial statements.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                                  (UNAUDITED)

1. BASIS OF PRESENTATION

     The accompanying condensed consolidated financial statements have been prepared by management, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial position of Complete Business Solutions, Inc. (the Company) as of June 30, 1997, the results of its operations for the three- and six-month periods ended June 30, 1997 and 1996, and cash flows for the six-month periods ended June 30, 1997 and 1996. These financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in the Company's Registration Statement on Form S-1, dated August 4, 1997.

     The results of operations for the three-month period ended June 30, 1997 are not necessarily indicative of the results to be expected in future quarters or for the full fiscal year ending December 31, 1997.

2. PRINCIPLES OF CONSOLIDATION AND ORGANIZATION

     The condensed consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in the accompanying condensed consolidated financial statements.

     As of December 31, 1996, the Company owned 72% of CBS Complete Business Solutions (Mauritius) Limited (CBS Mauritius) and an unrelated entity owned the remaining 28%. CBS Mauritius owns 100% of Complete Business Solutions (India) Private Limited (CBS India). As authorized in the CBS Mauritius Shareholders Agreement and in connection with the initial public offering of the Company's Common Stock, the 28% shareholder of CBS Mauritius converted its ownership interest in CBS Mauritius into 552,632 shares of the Company's Common Stock. The acquisition of the minority shares was accounted for under the purchase method of accounting. The excess of the aggregate purchase price over the fair value of the net assets acquired has been recognized as goodwill of approximately $2,931 in the condensed consolidated balance sheets. The impact of this transaction on prior years was not significant, therefore pro forma information has not been provided.

3. COMMON STOCK OFFERINGS

     In March 1997, the Company completed an initial public offering of 2,500,000 shares of its Common Stock at a price of $12.00 per share. That offering consisted of 2,300,000 shares of newly issued Common Stock and 200,000 shares sold by a selling shareholder. After underwriting discounts, commissions and other issuance costs, net proceeds to the Company from this offering were approximately $23,792. The net proceeds from that offering have been invested in cash equivalents with an initial maturity of three months or less.

     On August 4, 1997, the Company filed a Registration Statement on Form S-1 with the Securities and Exchange Commission for the sale of an additional 2,250,000 shares of its Common Stock. This secondary offering is contemplated to consist of 1,250,000 shares of newly issued Common Stock and 1,000,000 shares sold by selling shareholders at an assumed offering price of $27 1/2. The net proceeds to the Company from this offering are intended to be used for: expansion of existing operations, including the Company's offshore software development operations; development of new service lines and possible acquisitions of related businesses; and general corporate purposes, including working capital.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

4. INCOME TAXES

     Prior to March 4, 1997, the shareholders of the Company had elected, under the provisions of Subchapter S of the United States Internal Revenue Code, to have income and related tax benefits of the Company included in the taxable income of the shareholders. As a result, no provision for U.S. federal or state income taxes has been included in the condensed consolidated statements of income prior to March 4, 1997.

     On March 4, 1997, in connection with the initial public offering discussed in Note 3, the shareholders and the Company revoked the Subchapter S election, thereby subjecting future income of the Company to federal and state income taxes at the corporate level. Accordingly, the application of the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," resulted in the recognition of deferred tax assets and liabilities, and a corresponding charge to the provision for income taxes of approximately $920 during the six-month period ended June 30, 1997.

     Subsequent to March 4, 1997, the Company has provided federal and state income taxes in the condensed consolidated statements of income based on the anticipated effective tax rate for fiscal year 1997. The unaudited pro forma net income in the condensed consolidated statements of income reflect applicable after pro forma adjustments to the provision for income taxes to reflect net income as if the Subchapter S election had been revoked prior to January 1, 1996. The differences between the United States Federal statutory rate and the consolidated effective rate for the six-month period ended June 30, 1997 are as follows:

Statutory Federal income tax rate...........................     34.0%
Foreign earnings not subject to U.S. tax....................     (4.0)
Other.......................................................      1.6
                                                                -----
                                                                 31.6%
S corporation termination...................................     20.0
S corporation earnings......................................     (7.7)
                                                                -----
Effective tax rate..........................................     43.9%
                                                                =====

     CBS Mauritius is incorporated in Mauritius and is not subject to income taxes. CBS India is an Indian corporation subject to income taxes and receives exemptions from Indian income taxes under free trade zone and software exporters provisions of Indian tax law. The Company considers all undistributed earnings of its foreign subsidiaries to be permanently invested. Therefore, no United States income taxes have been provided on these earnings.

5. EARNINGS PER SHARE

     Statement of Financial Accounting Standards No. 128, "Earnings per Share," was issued in February 1997. The Company will be required to adopt the new standard for the year and the quarter ended December 31, 1997. Early adoption of this standard is not permitted. The primary requirements of this standard are:
(i) replacement of primary earnings per share with basic earnings per share which eliminates the dilutive effect of options and warrants; (ii) use of an average share price in applying the treasury method to compute dilution for options and warrants for diluted earnings per share; and (iii) disclosure reconciling the

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

numerator and denominator of earnings per share calculations. The effect of this accounting change on pro forma net income per share is as follows:

                                                                   SIX MONTHS
                                                                 ENDED JUNE 30,
                                                                -----------------
                                                                1997        1996
Per share amounts --
Pro forma net income per common share as reported...........    $0.35       $0.17
Effect of SFAS No. 128......................................     0.01        0.03
                                                                -----       -----
Pro forma basic net income per common share.................    $0.36       $0.20
                                                                =====       =====
Pro forma diluted net income per common share...............    $0.35       $0.17
                                                                =====       =====

             ======================================================

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE SELLING SHAREHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                            PAGE
Prospectus Summary........................    3
Risk Factors..............................    6
The Company...............................   13
Use of Proceeds...........................   14
Price Range of Common Stock...............   14
Dividend Policy...........................   15
Capitalization............................   15
Selected Financial Data...................   16
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................   17
Business..................................   23
Management................................   33
Certain Transactions......................   38
Principal and Selling Shareholders........   40
Description of Capital Stock..............   41
Shares Eligible for Future Sale...........   41
Underwriting..............................   43
Legal Matters.............................   44
Experts...................................   44
Additional Information....................   44
Glossary of Certain Technical Terms.......   45
Index to Financial Statements.............  F-1

             ======================================================

             ======================================================

                                2,250,000 SHARES

CBSI LOGO

                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS
                            ------------------------

                          DONALDSON, LUFKIN & JENRETTE
              SECURITIES CORPORATION

                                 UBS SECURITIES

                             LEGG MASON WOOD WALKER
                                  INCORPORATED

                                          , 1997

             ======================================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The estimated expenses to be incurred in connection with this offering are as follows:

Securities and Exchange Commission registration fee.........  $ 21,464
National Association of Securities Dealers, Inc. fee........     7,583
Nasdaq National Market additional listing fee...............    17,500
Printing expenses and other.................................   100,000
Legal fees and expenses.....................................   100,000
Blue sky fees and expenses..................................     1,000
Accountants' fees and expenses..............................   150,000
Miscellaneous...............................................   452,453
                                                              --------
     Total..................................................  $850,000
                                                              ========

-------------------------
* Estimated

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Bylaws require the Company to indemnify any director, officer, former director or officer of the Company or any person who may have served at the request of the Company as a director or officer of another corporation in which the Company owns shares of capital stock, or of which it is a creditor, against reasonable expenses (including attorneys' fees) actually and necessarily incurred by such person in connection with the defense of any civil, criminal or administrative action, suit or proceeding in which such person is made a party or with which such person is threatened by reason of being or having been or because of any act as a director or officer of the Company within the course of such person's duties; or employment, except in relation to matters as to which such person is adjudged to be liable for negligence or misconduct in the performance of such person's duties. The Company may also reimburse any director or officer for the reasonable costs of settlement of any such action, suit or proceeding, if it is found by a majority of a committee composed of the directors not involved in the matter in controversy (whether or not a quorum) that it was in the interests of the Company that such settlement be made and that the director or officer was not guilty of negligence or misconduct. The right of indemnification will extend to the estate, personal representative, guardian and conservator of any deceased or former director or officer or person who would have been entitled to indemnification. Such rights of indemnification and reimbursement will not be deemed exclusive of any other rights to which such director or officer may be entitled under any statute, agreement, vote of shareholders, or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     In the three years preceding the filing of this Registration Statement, the Company has issued the following securities that were not registered under the Securities Act:

     On October 27, 1995, the Company granted non-incentive stock options representing an aggregate of 267,402 shares of Common Stock to Timothy Manney. The options were exercisable on the first anniversary from the date of the grant at the purchase price of $4.21 per share. On December 30, 1996, Mr. Manney exercised such stock options and the Company issued an aggregate of 267,402 shares of Common Stock for an aggregate purchase price of $1,125,000 to Mr. Manney.

     On October 27, 1995, the Company granted non-incentive stock options representing an aggregate of 237,691 shares of Common Stock to Douglas Land. The options were exercisable on the first anniversary from the date of the grant at the purchase price of $4.21 per share. On December 30, 1996, Mr. Land exercised such stock options and the Company issued an aggregate of 237,691 shares of Common Stock for an aggregate purchase price of $1,000,000 to Mr. Land.

     On October 27, 1995, the Company granted non-incentive stock options representing an aggregate of 148,557 shares of Common Stock to Daniel Rankin. The options are exercisable in two equal annual installments, commencing April 26, 1997, at an exercise price of $4.21.

     On October 27, 1995, the Company granted non-incentive stock options representing an aggregate of 14,856 shares of Common Stock to Frank Stella. The options are exercisable on the first three anniversaries of the date of the grant, at an exercise price of $4.21. On September 12, 1996, the Company granted non-incentive stock options representing an aggregate of 8,913 shares of Common Stock to Mr. Stella. The options are exercisable on the first three anniversaries of the date of the grant, at an exercise price of $8.41.

     On September 12, 1996, the Company also granted non-incentive stock options representing an aggregate of 14,856 shares to Sreedhar Kajeepeta. The options are exercisable in four equal annual installments, commencing one year from the date of the grant, at an exercise price of $8.41.

     On September 12, 1996, the Company also granted incentive stock options representing an aggregate of 273,642 shares to various employees of the Company. All the options are exercisable in either three or four annual installments, commencing one year from the date of the grant, at an exercise price of $8.41.

     In March 1997, the Company also granted incentive stock options representing an aggregate of 154,500 shares to various employees of the Company. All the options are exercisable in no less than three equal annual installments, commencing one year from the date of grant at an exercise price to $12.00.

     Pursuant to an Agreement (the "Acquisition Agreement") among the Company, JF Electra (Mauritius) Limited ("JF Electra"), CBS Complete Business Solutions (Mauritius) Limited ("CBS Mauritius") and Rajendra Vattikuti, on July 19, 1996, JF Electra acquired a 28% interest in CBS Mauritius. On March 4, 1997, JF Electra exchanged its 28% interest in CBS Mauritius into 552,632 shares of Common Stock.

     On June 3, 1997, the Company granted incentive stock options representing 25,000 shares to Gena Lodolo. Such options are exercisable in four equal annual installments commencing one year from the date of grant at $18.38.

     On June 3, 1997, the Company granted non-qualified stock options representing 10,000 shares to John Stanley. Such options are exercisable in three equal annual installments commencing one year from date of grant at $18.38.

     On July 29, 1997, the Company granted incentive stock options representing 8,000 shares to various employees. Such options are exercisable in four equal annual installments commencing one year from date of grant at $27.00.

     The sales and issuances of the shares of the Common Stock discussed above were exempt from registration by virtue of Sections 3(a), 3(b) and 4(2) of the Securities Act.

ITEM 16. EXHIBITS

 EXHIBIT
  NUMBER                              DESCRIPTION

 1.1          Form of Underwriting Agreement.
 3.1*         Restated Articles of Incorporation of the Company, as
              amended.
 3.2*         Bylaws of the Company.
 4.1*         See Exhibits 3.1 and 3.2 for provisions of the Restated
              Articles of Incorporation and Restated Bylaws of the Company
              defining rights of the holders of Common Stock of the
              Company.
 4.2*         Specimen Stock Certificate.
 5.1          Opinion of Butzel Long, counsel to the Company, as to the
              legality of the shares being registered.
10.1*         Employment Agreement dated December 12, 1996 between the
              Company and Rajendra B. Vattikuti.
10.2*         Employment Agreement dated December 12, 1996 between the
              Company and Timothy S. Manney.
10.3*         Lease dated October 22, 1992 and its seven amendments dated
              October 1, 1993, June 14, 1994, June 28, 1994, September 30,
              1994, October 14, 1994, August 10, 1995 and August 6, 1996,
              between the Company and Orchard Ridge Office Park Limited
              Partnership.

 EXHIBIT
  NUMBER                              DESCRIPTION
10.3(a)       Lease amendments Nos. 8 and 9 dated June 11, 1997, and June
              20, 1997, respectively, between the Company and Orchard
              Ridge Office Park Limited Partnership.
10.5*         1996 Stock Option Plan.
10.6*         Form of Incentive Stock Option Agreement.
10.7*         Nonqualified Stock Option Agreement dated April 25, 1996
              between the Company and Daniel S. Rankin.
10.8*         Nonqualified Stock Option Agreement dated April 25, 1996
              between the Company and Douglas S. Land.
10.9*         Nonqualified Stock Option Agreement dated April 25, 1996
              between the Company and Timothy S. Manney.
10.10*        U.S. License Agreement dated November 3, 1995 between the
              Company and Andersen Consulting LLP, as amended.
10.11*        Acquisition Agreement, dated as of July 19, 1996 between the
              Company, JF Electra (Mauritius) Limited, CBS Complete
              Business Solutions (Mauritius) Limited and Raj Vattikuti
              (without Exhibits).
10.13         Loan Agreement dated June 18, 1997 between the Company and
              NBD Bank.
10.14*        Promissory Note dated December 30, 1996 and Exercise and
              Loan Notice and Stock Pledge dated December 30, 1996, each executed by Douglas S. Land.
10.15*        Promissory Note dated December 30, 1996 and Exercise and
              Loan Notice and Stock Pledge dated December 30, 1996, each executed by Timothy S. Manney.
10.16*        Incentive Stock Option Agreement dated September 12, 1996
              between the Company and Nanjappa S. Venugopal.
10.17(a)*     Nonqualified Stock Option Agreement dated March 3, 1997
              between the Company and Frank Stella regarding October 27,
              1995 grant date.
10.17(b)*     Nonqualified Stock Option Agreement dated March 3, 1997
              between the Company and Frank Stella regarding September 12,
              1996 grant date.
10.18         Lease Agreement, dated June 17, 1997 between Complete
              Business Solutions (India) Private Limited and the President
              of India through the Development Commissioner, Madras Export
              Processing Zone.
11.1*         Computation of Per Share Earnings for Pro Forma Net Income
              for the years ended December 31, 1996 and 1995.
11.1(a)*      Computation of Per Share Earnings for Supplemental Net
              Income for the years ended December 31, 1996 and 1995.
11.1(b)*      Computation of Per Share Earnings for Pro Forma Net Income
              for the years ended December 31, 1996 and 1995.
11.1(c)       Computation of Per Share Earnings for the three- and
              six-month periods ended June 30, 1996 and 1997.
21.1          Subsidiaries of Registrant.
23.1          Consent of Butzel Long (included as part of Exhibit 5.1).
23.2          Consent of Arthur Andersen LLP.
24.1          Powers of Attorney (included on signature page).
27.1          Financial Data Schedule.

-------------------------
 * Incorporated herein by reference to exhibit of the same number in the Form S-1 Registration Statement of the Registrant (Registration No. 333-18413) dated as of December 20, 1996, as amended.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

          (1) That for purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) of 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

          (2) That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                            ON SUPPLEMENTAL SCHEDULE

     We have audited in accordance with generally accepted auditing standards, the consolidated financial statements of Complete Business Solutions, Inc. and subsidiaries included in this Registration Statement and have issued our report thereon dated January 29, 1997. Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements as a whole. The schedule of Valuation and Qualifying Accounts -- Schedule II is presented for purposes of complying with the Securities and Exchange Commission's rules and regulations and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

                                                             ARTHUR ANDERSEN LLP

Detroit, Michigan,
January 29, 1997.

                                                                     SCHEDULE II

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS

                                                                                              DEDUCTIONS
                                                                                                  --
                                                                   BALANCE AT   CHARGED TO      AMOUNTS      BALANCE AT
                                                                   BEGINNING    COSTS AND    DEEMED TO BE      END OF
      PERIOD ENDED                       DESCRIPTION               OF PERIOD     EXPENSES    UNCOLLECTIBLE     PERIOD
                                                                                  (DOLLARS IN THOUSANDS)
December 31, 1994........    Allowance for uncollectible accounts     $ 62         $100           $(62)         $100
December 31, 1995........    Allowance for uncollectible accounts      100          105            (43)          162
December 31, 1996........    Allowance for uncollectible accounts      162          120            (68)          214

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Farmington Hills, State of Michigan, on August 4, 1997.

                                          COMPLETE BUSINESS SOLUTIONS, INC.

                                          By: /s/ RAJENDRA B. VATTIKUTI

                                            ------------------------------------
                                            Rajendra B. Vattikuti
                                            President, Chief Executive Officer
                                            and Director

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Rajendra B. Vattikuti and Timothy Manney, and each of them individually, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent registration statements pursuant to Rule 462 of the Securities Act and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

          /s/ RAJENDRA B. VATTIKUTI              President, Chief Executive Officer       August 4, 1997
---------------------------------------------    and Director
            Rajendra B. Vattikuti

            /s/ TIMOTHY S. MANNEY                Executive Vice President of Finance      August 4, 1997
---------------------------------------------    and Administration, Treasurer and
              Timothy S. Manney                  Director Principal Financial and
                                                 Accounting Officer

             /s/ FRANK D. STELLA                 Director                                 August 4, 1997
---------------------------------------------
               Frank D. Stella

             /s/ DOUGLAS S. LAND                 Director                                 August 4, 1997
---------------------------------------------
               Douglas S. Land

             /s/ JOHN A. STANLEY                 Director                                 August 4, 1997
---------------------------------------------
               John A. Stanley

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER       DESCRIPTION

 1.1          Form of Underwriting Agreement.
 3.1*         Restated Articles of Incorporation of the Company, as
              amended.
 3.2*         Bylaws of the Company.
 4.1*         See Exhibits 3.1 and 3.2 for provisions of the Restated
              Articles of Incorporation and Restated Bylaws of the Company
              defining rights of the holders of Common Stock of the
              Company.
 4.2*         Specimen Stock Certificate.
 5.1          Opinion of Butzel Long, counsel to the Company, as to the
              legality of the shares being registered.
10.1*         Employment Agreement dated December 12, 1996 between the
              Company and Rajendra B. Vattikuti.
10.2*         Employment Agreement dated December 12, 1996 between the
              Company and Timothy S. Manney.
10.3*         Lease dated October 22, 1992 and its seven amendments dated
              October 1, 1993, June 14, 1994, June 28, 1994, September 30,
              1994, October 14, 1994, August 10, 1995 and August 6, 1996,
              between the Company and Orchard Ridge Office Park Limited
              Partnership.
10.3(a)       Lease amendments Nos. 8 and 9 dated June 11, 1997, and June
              20, 1997, respectively, between the Company and Orchard
              Ridge Office Park Limited Partnership.
10.5*         1996 Stock Option Plan.
10.6*         Form of Incentive Stock Option Agreement.
10.7*         Nonqualified Stock Option Agreement dated April 25, 1996
              between the Company and Daniel S. Rankin.
10.8*         Nonqualified Stock Option Agreement dated April 25, 1996
              between the Company and Douglas S. Land.
10.9*         Nonqualified Stock Option Agreement dated April 25, 1996
              between the Company and Timothy S. Manney.
10.10*        U.S. License Agreement dated November 3, 1995 between the
              Company and Andersen Consulting LLP, as amended.
10.11*        Acquisition Agreement, dated as of July 19, 1996 between the
              Company, JF Electra (Mauritius) Limited, CBS Complete
              Business Solutions (Mauritius) Limited and Raj Vattikuti
              (without Exhibits).
10.13         Loan Agreement dated June 18, 1997 between the Company and
              NBD Bank.
10.14*        Promissory Note dated December 30, 1996 and Exercise and
              Loan Notice and Stock Pledge dated December 30, 1996, each executed by Douglas S. Land.
10.15*        Promissory Note dated December 30, 1996 and Exercise and
              Loan Notice and Stock Pledge dated December 30, 1996, each executed by Timothy S. Manney.
10.16*        Incentive Stock Option Agreement dated September 12, 1996
              between the Company and Nanjappa S. Venugopal.
10.17(a)*     Nonqualified Stock Option Agreement dated March 3, 1997
              between the Company and Frank Stella regarding October 27,
              1995 grant date.
10.17(b)*     Nonqualified Stock Option Agreement dated March 3, 1997
              between the Company and Frank Stella regarding September 12,
              1996 grant date.
10.18         Lease Agreement, dated June 17, 1997 between Complete
              Business Solutions (India) Private Limited and the President of India through the Development Commissioner, Madras Export
              Processing Zone.
11.1*         Computation of Per Share Earnings for Pro Forma Net Income
              for the years ended December 31, 1996 and 1995.
11.1(a)*      Computation of Per Share Earnings for Supplemental Net
              Income for the years ended December 31, 1996 and 1995.

 EXHIBIT
  NUMBER      DESCRIPTION
11.1(b)*      Computation of Per Share Earnings for Pro Forma Net Income
              for the years ended December 31, 1996 and 1995.
11.1(c)       Computation of Per Share Earnings for the three- and
              six-month periods ended June 30, 1996 and 1997.
21.1          Subsidiaries of Registrant.
23.1          Consent of Butzel Long (included as part of Exhibit 5.1).
23.2          Consent of Arthur Andersen LLP.
24.1          Powers of Attorney (included on signature page).
27.1          Financial Data Schedule.

-------------------------
 * Incorporated herein by reference to exhibit of the same number in the Form S-1 Registration Statement of the Registrant (Registration No. 333-18413) dated as of December 20, 1996, as amended.